PPD®

2003 ANNUAL REPORT

TARGET TO MARKET


Shareholders' Equity
233,943
302,635
440,337
512,521
2000
2001
2002
2003
Working Capital
106,903
152,829
187,696
156,601
2000
2001
2002
2003
Backlog
498,118
674,207
974,374
1,120,219
2000
2001
2002
2003


MARKET DEVELOPMENT
DUCT DEVELOPMENT
Phase II-III
Phase IIIb-IV

Our mission is to assist our clients and partners in maximizing returns on their R&D investments.

Our vision is to be the global leader in our industry based on consistent quality and execution, customer-aligned service and constant innovation.

In thousands in U.S. dollars, except per share data, for years ended December 31, 2000, 2001, 2002 and 2003



Net Revenue [1]
345,318
431,541
562,649
669,498
2000
2001
2002
2003



Net Income [2]
32,310
49,167
71,384
91,155
2000
2001
2002
2003



Earnings per Diluted Share [2]
0.64
0.94
1.29
1.62
2000
2001
2002
2003

Table of Contents



COMPOUND DEVELOPMENT
Preclinical
Phase I-IIa

(1) Excludes reimbursed out-of-pockets of $27,332, $29,092, $46,038 and $57,485 for the years ended December 31, 2000, 2001, 2002 and 2003, respectively. Net revenue for these same periods reported in accordance with GAAP, which includes reimbursed out-of-pockets, was $372,650, $460,633, $608,687 and $726,983, respectively.

(2) Excludes impairments of equity investments of $0, $0 and $[illegible] for the years ended December 31, 2000, 2001 and 2002, respectively. For the year ended December 31, 2003, excludes the costs to acquire the dapoxetine patents from Eli Lilly & Company, gain on sales of assets, restructuring charges related to the discovery sciences group and impairments of equity investments, net of $[illegible], $5,739, $1,917 and $10,076, respectively. Net income for these periods reported in accordance with GAAP, which includes these items and the related tax benefits and expenses, was [illegible], respectively. Earnings per diluted share for these periods reported in accordance with GAAP, which includes these items and the related tax benefits and expenses, were $0.64, $0.9[illegible], $[illegible] and $0.82, respectively.

Note: For a tabular reconciliation of these non-GAAP financial measures, please see the "GAAP/Non-GAAP [illegible]" under "News & IR Presentations" in the investor section of our Web site at www.ppdi.com.







This is the reality in today's market.

The model is inefficient and unsustainable.

Are there alternative approaches to drug discovery and development that better fit the realities of health care today and in the future?



PPD enlarged its geographical footprint in 2003 by opening offices in China, India and Chile while expanding our presence in Scotland with a second location. We also added new offices in Minnesota, Maryland and New York through two acquisitions during the year. From locations in 27 countries, more than 5,700 PPD professionals work with integrity and pride to help our clients and partners accelerate the delivery of safe and effective therapeutics to patients.

CORPORATE HEADQUARTERS
Wilmington, North Carolina

AFRICA
Johannesburg, South Africa

WESTERN EUROPE
Brussels, Belgium
Cambridge, England
Leicester, England
Southampton, England
Maisons-Alfort, France
Karlsruhe, Germany
Munich, Germany
Nuremberg, Germany
Milan, Italy
Ede, Netherlands
Bellshill, Scotland
Kersewell, Scotland
Madrid, Spain
Stockholm, Sweden

THE AMERICAS
Buenos Aires, Argentina
São Paulo, Brazil
San Bruno, California
San Diego, California
San Francisco, California
Mississauga, Canada
Santiago, Chile
Westminster, Colorado
Highland Heights, Kentucky
Columbia, Maryland
Rockville, Maryland
Cambridge, Massachusetts
Mexico City, Mexico
New Hope, Minnesota
Hamilton, New Jersey
New York, New York
Durham, North Carolina
Morrisville, North Carolina
Blue Bell, Pennsylvania
Austin, Texas
Richmond, Virginia
Middleton, Wisconsin

ASIA/PACIFIC RIM
Box Hill, Australia
Melbourne, Australia
Beijing, China
Hong Kong
Mumbai, India
Singapore
Taipei, Taiwan
Bangkok, Thailand

CENTRAL & EASTERN EUROPE
Prague, Czech Republic
Budapest, Hungary
Warsaw, Poland

MIDDLE EAST
Tel Aviv, Israel

To Our Shareholders

FINANCIAL HIGHLIGHTS

Revenue grew 19%

Earnings per share grew 26%[1]

Backlog increased 15%





LEFT
Fred N. Eshelman, Pharm.D.
Chief Executive Officer

RIGHT
Ernest Mario, Ph.D.
Chairman of the Board

In 2003 PPD advanced its strategy for both core development services and discovery/compound partnering.

Once again our new business authorizations exceeded a billion dollars for the year. Cancellations and adjustments were somewhat higher than usual in 2003, but PPD ended the year with a backlog of $1.12 billion.

The operating margin improved over 2002[2] and our balance sheet remains strong with cash/equivalents of $110 million and only $7.7 million in long-term debt as of December 31, 2003. This is despite the use of approximately $131 million for acquisitions and investments.

STRATEGIC & OPERATIONAL HIGHLIGHTS

There was a tremendous amount of activity in both of our primary business segments, development services and discovery/compound partnering. We enter 2004 with belief in our strategy and dedication to execution.

DEVELOPMENT SERVICES

We experienced softness in new authorizations during the first half of 2003, but this improved substantially during the last half of the year with two consecutive record quarters for authorizations. We also ended the year with a record dollar value of RFPs (request for proposals), which should provide momentum going into 2004.

We ended 2003 with a strong quarter for bioanalytical services, with continued growth in immunochemistry. Based on the level of projects in 2003, we have decided to expand our Phase I clinic operations in Austin into a new facility that will be designed to specifications suggested by our clients and to enhance our capabilities.

We acquired Eminent Research Systems, Inc., and Clinsights, Inc., in 2003 to expand our capabilities into the area of cardiovascular devices.

Approximately 70% of our routine capital expenditure is for information technology (IT). In 2003 we began the implementation of a new system-wide clinical trial management system, plus a new project-specific tool enhancing planning and management of resources.

DISCOVERY

During the third quarter of 2003, we sold the assets of our genomics facility in Menlo Park, California, to SurroMed, Inc., and also made an additional cash investment in SurroMed. We believe that their focus on biomarkers could result in sustainable revenues more quickly than our stand-alone target-finding strategy.

As we moved into 2004, it appeared that the chemistry services business would develop more slowly than anticipated so we closed this unit in late January 2004.

Our specialty preclinical oncology facility continued to grow and perform to expectations in 2003.

COMPOUND PARTNERING

PPD set the stage for the future in 2003, making progress on existing collaborations and starting a very exciting relationship with Syrrx, Inc., a privately held drug discovery company.

Dapoxetine is now well into Phase III for premature ejaculation, which is thought to affect up to 30% of males. Late in 2003 we bought out Lilly's share of any future milestones and royalties (up to an annual sales threshold of $800 million) from the license agreement with ALZA/ Johnson & Johnson, and amended our agreement with ALZA/Johnson & Johnson.

Implitapide is now in Phase II proof-of-concept trials for certain types of high cholesterol. Bayer has the first right to license should the data be positive.

We anticipate that in the second quarter of 2004 Chemokine, a privately held biotech, will file an investigational new drug (IND) application for the hematopoietic progenitor cell stimulator CT-0214 as a blood recovery agent. Human trials should begin in third quarter of 2004.



Chemiluminescence technology is an important scientific method that we use in our specialty central lab.

Our deal with Syrrx around their DP4 program for type II diabetes and associated problems is very exciting. We hope to file an IND in third quarter of 2004 and begin human testing prior to the end of the year.

MOVING FORWARD

As noted, we believe that the development services business has a lot of positive momentum, including an anticipated increase in government-sponsored research. We have made a number of improvements in our business development and operating units to take advantage of these opportunities and provide high-quality service to our clients.

We will do our best to progress our compound partnering pipeline and constantly look for other collaborations in high growth areas. The Syrrx relationship could be the hoped-for pairing of a productive discovery engine with our development machine.

In 2003, PPD also welcomed retired General David Grange to our board and look forward to his advice and counsel.

Your company is constantly investing in improved technology and streamlined processes. However, we believe that the primary drivers of success are good people and sharing a performance-driven culture. We will do our best to hire and retain such people and maintain our "can do" business environment.

In thousands

(1) Excludes impairments of equity investments of $33,787 for the year ended December 31, 2002. For the year ended December 31, 2003, excludes the costs to acquire the dapoxetine patents from Eli Lilly & Company, gain on sales of assets, restructuring charges related to the discovery sciences group and impairments of equity investments, net, of $65,000, $5,738, $1,917 and $10,078, respectively. Earnings per diluted shares for these periods reported in accordance with GAAP, which includes these items and the related tax benefits and expense, increased 14 percent from 2002 to 2003. For a tabular reconciliation of this non-GAAP financial measure, please see the "GAAP/Non-GAAP Reconciliation" under "News & IR Presentations" in the investors section of our Web site at www.ppdi.com.

(2) For the year ended December 31, 2003, excludes the costs to acquire the dapoxetine patents from Eli Lilly & Company, gain on sales of assets and restructuring charges related to the discovery sciences group of $65,000, $5,738 and $1,917, respectively.

A New Approach to Reduce Time and Costs



Using a targeted therapeutic approach to identify the three-dimensional structure of DP4 has allowed Syrrx to rapidly and efficiently design small molecule inhibitors of DP4.

Industry analysts now estimate the fully loaded cost of bringing a new chemical entity to market approaches $900 million over the course of 12 to 15 years. Meanwhile, healthcare consumers and government regulators are demanding new therapeutic advances faster and at lower cost. Pharmaceutical company pipelines are lagging although R&D spending continues to increase dramatically. A number of industry experts say that traditional R&D strategy is not sustainable, and the ability to move medicines toward approval more efficiently and cost-effectively is essential.

Despite high investments in internal discovery and development, pharmaceutical companies have been forced to in-license compounds to fuel growth. Of today's top 25 drugs, 12 were discovered or developed by a company other than the one that launched the product. A compound might have promise for a different indication than originally intended and the alternative indication may not fit in the therapeutic portfolio of the originator, providing opportunity to out-license to another company. Likewise, a different dose or delivery method can revive an abandoned candidate.

Our compound partnering collaboration with Syrrx illustrates the possibility of cutting time and costs in drug development. Syrrx takes a focused, technology-driven approach to drug discovery. It has







LEFT *Advanced technology enables us to analyze serum hormone levels in a fraction of the time compared to traditional methods.*

RIGHT *High-tech automation in our bioanalytical labs enables us to process large volumes of samples with expert precision and accuracy.*

demonstrated that its method can move a compound from a "standing" start to a potential product within two years, which is virtually unheard of under the current industry model. This ability to move a compound to IND significantly faster and for less expense, coupled with PPD's efficient global development engine can produce economies compared to the traditional model for drug development. The net result of a PPD-Syrrx type collaboration could be a new paradigm in drug development providing a start to market process requiring what might offer significant time savings and cost reductions.

Our business model with global development services allows our core areas of clinical research expertise and technologies to drive revenue, versus only generating overhead costs. In addition, we are vigilant on monitoring our costs and have a model that allows us some flexibility to control spending and margins. The financial returns from these global development services enable us, in turn, to invest in further development capabilities and compound partnering alliances.

With a compound partnering program fueled by our global development expertise and infrastructure, our strategy offers numerous potential advantages.

- Utilizing our global expertise and resources for a myriad of clients and therapeutics, we can take a best practice approach to increase efficiencies, streamlining the drug development process.
- Our approach enables us to conduct our business with an infrastructure that is flexible, streamlined and sustainable, allowing us to monitor operating margins closely.
- We can build a balanced portfolio of partnered compounds by selectively pursuing collaborations that complement our expertise, resources and business priorities, pursuing only those opportunities that will provide a go/no go decision quickly.
- While creating and maximizing value for our clients through compound partnerships that employ our core development engine, we also optimize the potential for mid- to long-term earnings gains for PPD through the development of intellectual property.

We believe the investment in our development capabilities and maturing of our portfolio of compounds continue to add flexibility to our business model while helping our clients and partners to increase ROI on their R&D investments.

Accelerating to IND and NDA Submissions



Fundamental changes are expected as our industry rethinks its traditional R&D strategy, which has become too costly and time-consuming. Changes include a decline in emphasis on blockbuster-driven R&D and an increase in focus on targeted therapeutics. Using new discovery technologies and an integrated R&D strategy holds promise for accelerating the process to IND and new drug application (NDA) submissions.

Our discovery efforts are powered by technology and science. In 2003, we grew our preclinical evaluation of anticancer therapies business by providing additional models to determine the role and efficacy of a drug target in a cancer disease pathway. In 2004, we plan to expand our compound profiling services to include clinically relevant biomarker identification, offering in-house expertise in identifying indicators (or "biomarkers") of the role of targets in cancer and the effect of blocking those targets on the disease.

With the growing demand from biotechnology companies for use of biomarkers, PPD entered an agreement to purchase biomarker discovery services from SurroMed and to serve as a non-exclusive representative to market and sell additional biomarker services. As part of the deal, PPD made an equity investment in SurroMed in the form of cash and selected assets from our former functional genomics



ABOVE *In our preclinical cancer research lab, an associate prepares agents in appropriate dosing formulations.*

RIGHT *Throughput technology helps us evaluate analytes in fluids and tissues for proteins that correlate to clinical biomarkers.*



Syrrx's high-throughput robot, Agincourt™, conducts protein crystallization trials, to date leading to more than 250 three-dimensional protein structures.

operation. In return, PPD received shares of SurroMed preferred stock.

Other agreements are helping to advance our pipeline of partnered compounds to various stages of development and real progression milestones, offering compounds in large market segments with revenues beginning in 2004 and anticipated to continue in subsequent years.

- Dapoxetine, the compound for which we acquired patents from Eli Lilly and Company for development in the field of genitourinary disorders, entered Phase III development for premature ejaculation, thought to affect 30 percent of males worldwide. If approved, it is believed dapoxetine would be the first prescription drug with a labeled claim for this indication. With our acquisition of the patents from Lilly in late 2003, PPD will retain all future milestone and royalty payments from ALZA up to an annual net sales threshold of $800 million. If annual net sales top this threshold, then PPD will pay Lilly a royalty of 5 percent on net sales in excess of the threshold.
- We made an equity investment in Chemokine Therapeutics Corp., a privately held biotechnology company, to continue development of a proprietary peptide that might make the peptide useful as a blood recovery therapeutic agent. We are working with Chemokine to usher the lead peptide through preclinical manufacturing and toxicology programs, and anticipate an IND filing and initiation of clinical trials in 2004. Chemokine granted PPD an exclusive option to license the peptide and also gave us the rights to first negotiate a license to other Chemokine compounds.
- In our collaboration with Syrrx, we will jointly develop orally-delivered DP4 (dipeptidyl peptidase IV) inhibitors to treat type II diabetes. In January 2004, Syrrx announced the selection of three DP4 preclinical candidates, which form part of the basis for our collaboration. We expect to initiate clinical studies by the end of 2004. The diabetes market is expected to reach $16 billion by 2007 and $20 billion by 2012.

- We announced in early 2003 that we acquired worldwide rights from Bayer AG to undertake additional Phase II studies on implitapide. Implitapide is an inhibitor of a key enzyme involved in the assembly and release of cholesterol and triglyceride from the liver and intestinal tract. We are presently studying this compound to identify a safe and effective dose for patients with genetic or inherited forms of high cholesterol. If approved, implitapide would compete in segments of the lipid market, which is forecasted to exceed $20 billion by 2005.
- In 2002, we licensed the rights from BioDelivery Sciences International for a drug delivery formulation that we can apply to two products, allowing them to be taken orally instead of by injection. In 2003, preclinical work was under way to identify the compounds that would benefit from this technology.

PPD's compound partnering approach involves a seamless connection between our development resources and the discovery efforts of our partners. We expect to improve overall cycle times and reduce development costs for new drugs.





Our technology allows us to capture automated live adverse event data during pulmonary function tests.



LEFT *One of our medical technologists measures apolipoprotein concentrations in blood serum.*

RIGHT *A paramedic observes live cardiac telemetry procedures at one of our Phase I clinics.*

Fueling Our Phase I-III Development Engine

New Customer Bases; Additional Capabilities

As reported by *The Pink Sheet*, industry experts project that outsourced R&D spending will increase by 14 percent annually through 2008. Some industry analysts project outsourced Phase I-III R&D spending will increase by more than $9 billion between 2003 and 2007, growing at approximately 12 percent annually.

The industry's top four research areas in 2003, based on the number of drugs in development, reflect key therapeutic areas for PPD for the year – oncology, central nervous system, cardiopulmonary and antiviral/anti-infective. The fifth largest therapeutic area for PPD is metabolic disease, which is on the top 10 list for industry and continues to experience rapid growth.

Meeting client demand, we added staff to further our therapeutic expertise on our dedicated oncology, central nervous system and cardiopulmonary teams.

To take advantage of the growing generic drug business, our GMP product analysis laboratory expanded services to meet intensified market demand.



LEFT *Investigators and paramedics monitor study volunteers receiving IV doses in our Phase I clinic.*

RIGHT *LC/MS/MS automation in our bioanalytical labs enables us to rapidly analyze the concentration of drugs in biological fluid samples.*





In 2003, we streamlined and enhanced our global processes and capabilities to better serve our Phase I-III clients while diversifying and expanding our client base.

- Our acquisition of Eminent Research Systems provided us entry into the medical device market, strengthened our existing cardiovascular franchise and expanded our abilities in conducting e-registries. We believe the medical device industry in general and the interventional cardiology market specifically offer substantial growth opportunities. Our GMP product analysis laboratory added device analytical support capabilities to meet the growing needs of the industry. In addition, Eminent's technology offers us the ability to provide non-IND e-registries for biopharmaceuticals as well as devices. We expect to be able to conduct IND e-registries with this tool in 2004.
- Fueled by a significant influx of capital funding in 2003, the biotechnology sector appears robust and is pushing drugs through the discovery process. Recognizing that many biotechs lack sufficient infrastructure and experience for drug development, we restructured our approach and alignment with these clients, increasing potential for more market share.
- Meeting an increasing demand for biomarker services from the biotech sector, our GLP bioanalytical laboratory experienced significant growth in large molecule bioanalysis, primarily immunochemistry services. In the past few years, PPD has gained respect for its scientific strength and diversity of immunochemistry techniques. In 2003 we obtained CLIA certification for selected assays used in support of drug development with data securely reported directly to physicians for patient treatment. The certification enabled us to



Representatives of the U.S. Department of Defense Joint Vaccine Acquisition Program (JVAP) and DynPort Vaccine Co. visited our headquarters to recognize PPD's work on their Phase I biodefense trial. DynPort is responsible for developing, licensing and supplying vaccines for the U.S. biodefense stockpile. JVAP's mission is the development and production of FDA-licensed vaccines and antisera to protect military personnel in biological warfare.

support worldwide testing for a drug development program requiring analysis of more than 20,000 samples. In addition, our cGMP laboratory experienced growth in large molecule testing for product analysis.

> In another growing segment, our biodefense business and other government-sponsored opportunities increased in 2003 in the wake of Project BioShield. With this U.S. government initiative to develop effective drugs and vaccines to protect against attack by biological and chemical weapons or other toxic pathogens, we anticipate our role in this area will continue to grow in 2004.



A chemist operates the robotic pipettor in our immunochemistry lab where demand for services doubled last year.

Market Development Maximizes the Product Lifecycle

In today's healthcare climate, discovering and developing a safe and efficacious product does not assure rapid uptake. The market itself must be developed simultaneously. With the estimated average cost to develop a drug rising 250 percent in the past decade, industry analysts tout market development services among the fastest growing segments as companies strive to optimize market acceptance of their products, increase early awareness, and ensure physician and patient comprehension of usage.

In early 2003 we announced a new portfolio of integrated clinical and marketing programs for market development, offering a suite of services from Phase II-IV to help clients maximize their product lifecycles. Using feedback from our clients, we created a dedicated team of clinical, marketing and health outcomes professionals to help companies develop markets for new products and extend market value of existing products. These integrated services include health outcomes, large-volume late stage trials, medical communications,





Phase II

Combining clinical research with the disciplines of epidemiology, economics and psychometrics to measure and compare risks, benefits and economic impact of drug therapies, we can provide data to help demonstrate product value and maximize user acceptance upon product launch.

Phase III

Late stage trials, such as Phase IIIb-IV studies, produce valuable safety and efficacy data analyses and can provide information for the marketing platform. In addition to these large volume trials, we offer investigator-initiated trial services and expanded access programs.

consumer health, and the recent addition of online marketing and education, targeting medical device and pharmaceutical companies, from one of our acquisitions in 2003.

The TCTMD™ Web site, www.tctmd.com, is our online educational resource that disseminates scientific, clinical and product information to more than 50,000 interventional cardiologists, endovascular physicians and other industry professionals. We plan to launch a new Web site in 2004 targeted to physicians, scientists and other healthcare providers who are focused on the complications of diabetes and cardiovascular disease.

Our online market research offers support for post-market registries and Food and Drug Administration (FDA) mandated surveillance studies with the use of our proprietary electronic data capture (EDC) tool. More than 600 sites worldwide have participated in the post-market studies we manage.


FEATURED CONTENT
Recent Literature
GW Stone, NEJM
Analyses of REPLACE-2.

Phase IIIb – IV

Consumer Health

Medical communications includes post-market observational studies, registries, and compliance and persistency programs to optimize real-world outcomes and help enhance proper use of a drug by physicians and patients. In late 2003, we began a 10-year, 1,000-site, 5,000-patient disease registry in oncology for a large biotech company.

Our consumer health programs provide product life extension through over-the-counter programs and assist clients as more compounds lose patent protection.

We provide online marketing and education through our proprietary Web sites for dissemination of medical information, online market research (e-registries) and product marketing services for a variety of clinical specialties.

Enhancing Our Global Customer-Aligned Service



In 2003, we expanded our secure information technology capabilities and capacity to continue to meet the growing needs of our clients.

To enhance our global customer-aligned service, we looked internally at our study and account management resources, operational technologies and professional skills. We also sought new approaches to effective communications and expectation alignment with clients.

STUDY AND ACCOUNT MANAGEMENT RESOURCES

- We are implementing a new global initiative to enhance the strategic planning and management of clinical studies, combining a critical chain methodology with a project management software tool. Providing a comprehensive approach to managing project milestones and activity timelines, we expect to improve our overall consistency in timeliness and quality of our deliverables.
- Establishing a dedicated global EDC core team, we provide technical and process support necessary for our EDC projects, leveraging the experience we gain across studies.
- To grow our client relationships, we created key account manager roles to facilitate communications and assist us in better achieving our quality and business objectives.



Our Phase I telemetry system is fully integrated with our Oracle database, aligning with our ongoing EDC initiatives.



SurroMed scientists use proprietary, integrated bioanalysis technologies that detect biological markers and compounds, enabling precise diagnosis and personalized treatment of disease.

OPERATIONAL TECHNOLOGIES

- We initiated a new clinical trial management system to globalize and enhance the quality and timeliness of project status information, entered directly by our monitors from study sites worldwide. Replacing four legacy systems, we expect this system to roll out for Phase I-IV trials by end of 2004.
- With the largest Oracle clinical data management system installation worldwide, we launched Oracle's adverse event reporting system (AERS) to support our clinical and post-market safety services. AERS provides greater flexibility and efficiency in managing global safety data. We continue to expand our hosting services for the full suite of Oracle pharmaceutical applications and provide validation and training packages.
- We launched a serious adverse event (SAE) tracking system that provides cost-efficient, regulatory-compliant tracking of SAEs in projects where PPD is not providing the full regulatory safety reporting.
- Taking a cross-functional approach, we implemented a new global data quality plan to consolidate all aspects of data collection from sites and monitoring to assist project teams in providing a high quality product to clients by clarifying and resolving issues at the beginning and throughout a study.
- We implemented global process improvements in our biostatistics, data management and interactive voice response system (IVRS) groups, launching tools to further automate our processes. These include automated validation for biostatistics and IVRS to reduce manual checking, enhancing quality and shortening timelines.
- PPD DirectConnect™ experienced a 75 percent increase in the number of clients using the service over the previous year and more than double the number of projects. We significantly expanded these Web portals to support our Phase I clinic, cGMP laboratory, government-funded studies, non-government organization pharmaservices and biodefense projects. This secure, Web-based clinical project management technology is tailored to specific client and project team needs for the purpose of improving communications and information flow.

PROFESSIONAL SKILL ENHANCEMENT

- In Europe we implemented a therapeutic training program to meet the medical and therapeutic training needs of our operational and support function personnel. Training sessions are pre-approved for continuing medical education and continuing professional development credit by pharmaceutical medicine faculty at the Royal College of Physicians.
- To enhance training availability, we launched a Web interface providing employees access to our training database. Employees can now review their training requirements, launch online modules, register for classroom courses, view and print reports for themselves and their staff, and assign courses for their direct reports.
- We implemented a *Managing Clients and Meetings* workshop to enhance our employees' listening skills. The workshop provides managers with client management principles, processes and models. In addition, it provides a problem-solving methodology for managers to employ.
- As part of our continuous improvement process, we initiated an online case study program designed to share previous lessons learned, behaviors that improve performance and successes achieved by high-performing teams. Each case study is based on good clinical practices and reinforces PPD-specific procedures.
- To improve our meeting facilitation skills, we developed a two-day *Faultless Facilitation* training program. The course demonstrates how to lead client and other meetings effectively by teaching participants knowledge and skills for providing structure to better achieve meeting goals.

We are focused on being the global leader in our industry based on consistent quality and execution, customer-aligned service and constant innovation, and will continue to build on these efforts in 2004.



A laboratory associate in our preclinical cancer research lab carefully allocates plasma and serum for pharmacokinetic and biomarker analyses.



Medical technicians in one of our Phase I clinics use chemistry analyzers to help determine if volunteers qualify to participate in a study.



One of our medical technologists uses an automated nucleic acid purification instrument to extract DNA from large volumes of human blood samples.

Selected Consolidated Financial Data

in thousands, except per share data

The following table represents selected historical consolidated financial data. The statement of operations data for the years ended December 31, 2001, 2002 and 2003 and balance sheet data at December 31, 2002 and 2003 are derived from our audited consolidated financial statements included elsewhere in this report. The statement of operations data for the year ended December 31, 1999 and 2000, and the balance sheet data at December 31, 1999, 2000 and 2001 are derived from audited consolidated financial statements not included in this report. The historical results are not necessarily indicative of the operating results to be expected in the future. The selected financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes to the financial statements.

Consolidated Statement of Operations Data:

	Year Ended December 31,				
	1999	2000	2001	2002	2003
Net revenues	$ 328,414	$ 372,650	$ 460,633	$ 608,657	$ 726,983
Operating expenses [1]	291,488	329,103	388,041	500,212	651,963
Merger costs, gain on sale of assets and restructuring charges	218	-	-	-	(3,821)
	291,706	329,103	388,041	500,212	648,142
Income from operations	36,708	43,547	72,592	108,445	78,841
Impairment of equity investments, net	-	-	-	(33,787)	(10,078)
Other income, net	4,337	7,284	5,414	3,989	2,482
Income from continuing operations before provision for income taxes	41,045	50,831	78,006	78,647	71,245
Provision for income taxes	12,154	18,521	28,747	38,645	24,935
Income from continuing operations before equity in net loss of investee	28,891	32,310	49,259	40,002	46,310
Equity in net loss of investee, net of income taxes	-	-	92	105	-
Net income from continuing operations	28,891	32,310	49,167	39,897	46,310
Loss from operations of discontinued environmental sciences segment, net [2]	(395)	-	-	-	-
Net income	$ 28,496	$ 32,310	$ 49,167	$ 39,897	$ 46,310
Income from continuing operations per share:					
Basic	$ 0.59	$ 0.65	$ 0.95	$ 0.73	$ 0.83
Diluted	$ 0.58	$ 0.64	$ 0.94	$ 0.72	$ 0.82
Loss from discontinued operations per common share					
Basic	$ (0.01)	$ -	$ -	$ -	$ -
Diluted	$ (0.01)	$ -	$ -	$ -	$ -

	Year Ended December 31,				
	1999	2000	2001	2002	2003
Net income per common share:					
Basic	$ 0.58	$ 0.65	$ 0.95	$ 0.73	$ 0.83
Diluted	$ 0.57	$ 0.64	$ 0.94	$ 0.72	$ 0.82
Weighted average number of common shares outstanding:					
Basic	49,132	49,930	51,689	54,710	55,774
Dilutive effect of stock options	574	424	805	633	512
Diluted	49,706	50,354	52,494	55,343	56,286

Consolidated Balance Sheet Data:

	As of December 31,				
	1999	2000	2001	2002	2003
Cash and cash equivalents	$ 61,251	$ 76,411	$ 143,173	$ 181,224	$ 110,102
Working capital (3)	104,973	106,903	152,829	187,696	156,601
Total assets	288,703	344,915	465,400	692,120	774,443
Long-term debt and capital lease obligations, including current portion	570	1,967	3,074	8,406	7,662
Shareholders' equity	192,464	233,943	302,635	440,337	512,521

(1) For 2003, operating expenses includes the $65.0 million cash payment to Eli Lilly & Company to acquire Lilly's rights to dapoxetine.

(2) Discontinued operations consist of the environmental sciences group sold in January 1999.

(3) Working capital equals current assets minus current liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes. In this discussion, the words "PPD", "we", "our" and "us" refer to Pharmaceutical Product Development, Inc., together with its subsidiaries where appropriate.

FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements within the meaning of the federal securities laws. These statements relate to future events or our future financial performance. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, expectations, predictions, assumptions and other statements that are not statements of historical facts. In some cases, you can identify forward-looking statements by terminology such as "might", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "intend", "potential" or "continue", or the negative of these terms, or other comparable terminology. These statements are only predictions. These statements rely on a number of assumptions and estimates which could be inaccurate and which are subject to risks and uncertainties. Actual events or results might differ materially due to a number of factors, including those listed in "Potential Volatility of Quarterly Operating Results and Stock Price" and in "Business — Factors that Might Affect our Business or Stock Price" included in our annual report on Form 10-K for the year ended December 31, 2003. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We generally undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

OVERVIEW

We are a global clinical research organization, or CRO, providing drug discovery and development services to pharmaceutical, biotechnology and medical device companies and to government agencies. Most of our revenues and cash are generated from these services. We have also entered into compound partnering or risk-sharing arrangements with pharmaceutical and biotechnology companies to develop and commercialize potential drug candidates.

Because our revenues are dependent on a relatively small number of industries and clients, we closely monitor the market for CRO services. For a discussion of the trends affecting our market, see "Business — Trends Affecting the Drug Discovery and Development Industry" included in our annual report on Form 10-K for the year ended December 31, 2003. In the first half of 2003, the market for CRO services was less robust than in 2002 and our new business authorizations for the first two quarters of 2003 were lower than we expected. In response, we refocused our business development and operational efforts. We believe those efforts, together with a stronger market for CRO services in the second half of the year, resulted in higher new authorizations in the third and fourth quarters of 2003.

Although we cannot predict the demand for CRO services in 2004, we believe the overall market continues to improve. To increase authorizations in 2004, we must continue to concentrate upon our business development efforts and to consistently provide timely, high quality services to our clients. We believe there are several specific opportunities for growth in 2004. We currently conduct a significant amount of government-sponsored research, and plan to continue our efforts to win new opportunities in this market. We have also had an increase in demand for our Phase I services and we plan to expand our Phase I clinic in Austin, Texas. We also believe the demand for our post-marketing development services will continue to grow and we will also seek to expand our medical device offerings with the acquisition of Eminent Research Systems in 2003. Finally, we believe that we can increase the client base and service offerings for our laboratories.

We review various metrics, including period-to-period growth in backlog, new authorizations, revenue, margins and earnings, to evaluate our financial performance. In 2003, although cancellation rates were approximately 2% higher than 2002, our new authorizations exceeded $1.0 billion and backlog grew 15% from $974.4 million on December 31, 2002 to $1,120 million at the end of 2003. For a detailed discussion of our revenue, margins, earnings and other financial results for 2003, see "Results of Operations — Year Ended December 31, 2003 versus Year Ended December 31, 2002" below.

Our compound partnering arrangements allow us to leverage our resources and global drug development expertise to create new opportunities for growth and to share the risks and potential rewards of drug development with our collaborative partners. In 2003, in addition to existing collaborations with ALZA and Bayer, we entered into new collaborations with Syrrx and Chemokine Therapeutics. For a discussion of these compound partnering arrangements, see "Our Services — Our Discovery Sciences Group — Compound Partnering Programs" included in our annual report on Form 10-K for the year ended December 31, 2003. In 2004, we expect to advance the development of the potential drug candidates associated with our existing compound partnering arrangements, and we should increase the number of candidates in various stages of human trials by the end of year. As a result of this strategy, we expect to incur significant R&D expense in 2004 in connection with these efforts. Furthermore, in addition to progressing our existing collaborations, we will continue to evaluate other opportunities for investment in this arena that we believe will help us achieve our mid- to long-term growth objectives.

ACQUISITIONS

In 2002, we completed four acquisitions. For details regarding these acquisitions, see Note 2 to the Notes to Consolidated Financial Statements.

In July 2003, PPD acquired Eminent Research Systems, a clinical research organization specializing in medical device development, and Clinsights, a company affiliated with Eminent through common ownership that provides a range of post-market services to medical device and related pharmaceutical companies and operates proprietary web sites for the dissemination of medical information, online research and product marketing. Eminent and Clinsights are now part of the Development segment of PPD. The results of operations are included in our consolidated condensed results of operations as of and since July 18, 2003, the effective date of the acquisitions. PPD acquired Eminent and Clinsights for total consideration of $25.0 million in cash.

We accounted for all of the acquisitions in 2002 and 2003 under the purchase method. The purchase price for these acquisitions was allocated based on the estimated fair values of the assets and liabilities. Accordingly, the estimated fair value of assets acquired and liabilities assumed were included in our condensed consolidated balance sheet as of the effective date of the acquisitions. The results of operations are included in our condensed consolidated results of operations as of and since the effective dates of the acquisitions. For further details regarding these acquisitions, see Note 2 to the Notes to Consolidated Financial Statements.

INVESTMENTS

In April 2003, the Company purchased 2.0 million shares of Chemokine Therapeutics Series A convertible preferred stock for $2.7 million. In September 2003, the Company purchased 4.4 million shares of SurroMed Series F convertible preferred stock in exchange for $12.0 million in cash and $12.0 million in tangible assets and intellectual property. In November 2003, the Company purchased 4.8 million shares of Syrrx, Series F convertible preferred stock for $25.0 million.

As a result of management's quarterly evaluations of our equity investments, during 2003 the Company recorded charges to earnings for other than temporary declines in the fair market value of its investments in BioDelivery Sciences International of $1.4 million, Spotlight Health of $3.9 million, SLIL Biomedical of $4.7 million and Signature Bioscience (formerly Primecyte) of $0.2 million. See Note 7 to the Notes to Consolidated Financial Statements for a more detailed discussion of these investments.

NEW BUSINESS AUTHORIZATIONS AND BACKLOG

We record new business authorizations, or sales of the Company's services, when we receive a letter of intent, verbal commitment or when a contract is awarded. Authorizations can vary significantly from quarter to quarter, and contracts can have terms ranging from several months to several years. We recognize revenue on these authorizations as services are performed. Our new authorizations for the years ended December 31, 2001, 2002 and 2003 were $741.1 million, $1,002.5 million and $1,068.2 million, respectively.

Our backlog consists of anticipated net revenues from letters of intent, verbal commitments and contracts that either have not started but are anticipated to begin in the near future or are in process and have not been completed. Amounts included in backlog represent future revenues and exclude revenues that have been recognized previously in our statement of operations. Once contracted work begins, net revenue is recognized over the life of the contract. Our ending backlog for the years ended December 31, 2001, 2002, and 2003 was $674.2 million, $974.4 million and $1,120.2 million, respectively.

RESULTS OF OPERATIONS

Revenue Recognition

We recognize revenues from fixed-price contracts on a proportional performance basis in our Development Group. To measure performance on a given date, we compare direct costs incurred as of that date to estimated total contract direct costs. We believe this is the best indicator of the performance of the contractual obligations because the costs relate to the amount of labor incurred to perform the service. For time-and-materials contracts, we recognize revenues as hours are incurred, multiplied by the applicable billable rate in both our Development Group and Discovery Sciences Group. For our Phase I and laboratory businesses, we recognize revenues from unitized contracts as subjects or samples are tested, multiplied by the applicable unit price.

In connection with the management of multi-site clinical trials, we pay on behalf of our customers fees to investigators and test subjects, and other out-of-pocket costs for items such as travel, printing, meetings, and couriers. Our clients reimburse us for these costs. As required by EITF 01-14, amounts paid by us as a principal for out-of-pocket costs are included in direct costs as reimbursable out-of-pocket expenses and the reimbursements we receive as a principal are reported as reimbursed out-of-pocket revenues. Amounts paid by us as an agent for out-of-pocket costs are combined with the corresponding reimbursements, or revenues, we receive as an agent in the statement of operations. During the twelve months ended December 31, 2001, 2002 and 2003, fees paid to investigators and other fees that PPD received as an agent and the associated reimbursements were approximately $127.0, $157.5 and $173.1 million, respectively.

Most of the contracts for our Development Group can be terminated by our clients either immediately or after a specified period following notice by the client. These contracts typically require payment to us of expenses to wind down a study, payment to us of fees earned to date, and in some cases, a termination fee or some portion of the fees or profit that we could have earned under the contract if it had not been terminated early.

Discovery Sciences Group revenues also include nonrefundable technology license fees and milestone payments. The non-refundable license fees are generally up-front payments for the initial license of and access to our technology. For nonrefundable license fees received at the initiation of license agreements for which we have an ongoing research and development commitment, we defer these fees and recognize them ratably over the period of the related research and development. For nonrefundable license fees received under license agreements where our continued performance of future research and development services is not required, we recognize revenue upon delivery of the technology. In addition to license fees, our Discovery Sciences Group also generates revenue from time to time in the form of milestone payments. Milestone payments are only received and recognized as revenues if the specified milestone is achieved and accepted by the customer and continued performance of future research and development services related to that milestone are not required. Although these payments are typically lower than up-front license fees, these payments can be significant because they are triggered as a result of achieving specified scientific milestones. We receive milestone payments in connection with licensing compounds.

Recording of Expenses

We record our operating expenses among the following categories:

- direct costs;
- research and development;
- selling, general and administrative;
- depreciation;
- amortization;
- gain on sale of assets; and
- restructuring charges.

Direct costs consist of appropriate amounts necessary to carry out the revenue and earnings process, and include direct labor and related benefit charges, other costs directly related to contracts, an allocation of facility and information technology costs, and reimbursable out-of-pocket expenses. Direct costs, as a percentage of net revenues, tend to and are expected to fluctuate from one period to another as a result of changes in labor utilization and the mix of service offerings involved in the hundreds of studies conducted during any period of time.

Research and development, or R&D, expenses consist primarily of patent expenses, labor and related benefit charges associated with personnel performing internal research and development work, supplies associated with this work, and an allocation of facility and information technology costs.

Selling, general and administrative, or SG&A, expenses consist primarily of administrative payroll and related benefit charges, sales, advertising and promotional expenses, recruiting and relocation expenses, administrative travel, an allocation of facility and information technology costs, and costs related to operational employees performing administrative tasks.

Depreciation expenses consist of depreciation costs recorded on a straight-line method, based on estimated useful lives of 40 to 50 years for buildings, five years for laboratory equipment, two to three years for software, three to five years for computers and related equipment, and five to ten years for furniture and equipment, except for our airplane, which we are depreciating over 30 years. Leasehold improvements are depreciated over the shorter of the respective lives of the leases or the useful lives of the improvements. Property under capital leases is depreciated over the life of the lease or the service life, whichever is shorter.

Amortization expenses consist of amortization costs recorded on intangible assets on a straight-line method over the life of the intangible assets. The excess of the purchase price of a business acquired over the fair value of net tangible assets, identifiable intangible assets and acquired in-process research and development costs at the date of the acquisition has been assigned to goodwill. Goodwill was being amortized over periods of 10 to 25 years prior to January 1, 2002. We adopted SFAS No. 142 "Goodwill and Other Intangible Assets" as of January 1, 2002 and no longer amortize goodwill.

In July 2003, PPD announced the restructuring of its Discovery Sciences segment to focus on its other discovery sciences businesses. As a part of this restructuring, PPD purchased 4.4 million shares of SurroMed Series F convertible preferred stock in exchange for $12.0 million in cash and $12.0 million in certain tangible assets and intellectual property from our Menlo Park operations. The value of the tangible assets and intellectual property was based on an independent appraisal. PPD recorded a gain on sale of assets of $5.7 million as a result of this transaction. The majority of the remaining Menlo Park tangible assets were transferred to the CRO Phase II through IV division and the remaining discovery sciences operations. PPD also entered into agreements with SurroMed to purchase biomarker discovery services from SurroMed for $6.0 million over a period of four years and to serve as a non-exclusive representative to market and sell additional SurroMed biomarker discovery services.

In connection with this restructuring, PPD consolidated its Discovery Sciences operations into its Morrisville, North Carolina and Middleton, Wisconsin facilities, and discontinued offering functional genomics services in Menlo Park, California. PPD recorded a charge to earnings in the third quarter of 2003 of $1.9 million for this restructuring. Restructuring charges included $0.9 million for one-time termination benefits, $0.7 million for facility charges and $0.3 million for other related charges. All restructuring charges were incurred and paid during the third quarter of 2003.

Year Ended December 31, 2003 Versus Year Ended December 31, 2002

in thousands, except per share data

The following table sets forth amounts from our consolidated financial statements along with the dollar and percentage change for the full year of 2003 compared to the full year of 2002.

	Year Ended December 31,			
	2003	2002	$ Inc (Dec)	% Inc (Dec)
Net revenue:				
Development revenues	$ 654,019	$ 545,139	$ 108,880	19.97%
Discovery sciences revenues	15,479	17,510	(2,031)	-11.60%
Reimbursed out-of-pockets	57,485	46,008	11,477	24.95%
Total net revenue	726,983	608,657	118,326	19.44%
Direct costs:				
Development	316,942	261,169	55,773	21.36%
Discovery sciences	7,741	7,831	(90)	-1.15%
Reimbursable out-of-pocket expenses	57,485	46,008	11,477	24.95%
Total direct costs	382,168	315,008	67,160	21.32%
Research and development expenses	74,941	10,540	64,401	611.02%
Selling, general and administrative expenses	166,253	150,433	15,820	10.52%
Depreciation	26,968	23,189	3,779	16.30%
Amortization	1,633	1,042	591	56.72%
Gain on sale of assets	(5,738)	-	(5,738)	
Restructuring charges	1,917	-	1,917	
Income from operations	78,841	108,445	(29,604)	-27.30%
Impairment of equity investments, net	(10,078)	(33,787)	23,709	-70.17%
Other income (expense), net	2,482	3,989	(1,507)	-37.78%
Income before taxes	71,245	78,647	(7,402)	-9.41%
Provision for income taxes	24,935	38,645	(13,710)	-35.48%
Income before equity in net loss of investee	46,310	40,002	6,308	15.77%
Equity in net loss of investee	-	105	(105)	
Net income	$ 46,310	$ 39,897	$ 6,413	16.07%
Net income per diluted share	$ 0.82	$ 0.72	$ 0.10	14.13%

Total net revenue increased to $727.0 million in 2003. The increase in total net revenue resulted from increases in our Development Group revenues and reimbursed out-of-pockets, partially offset by a decrease in Discovery Science revenues. The Development Group's operations generated net revenue of $654.0 million, which accounted for 90.0% of total net revenue for 2003. The 20.0% increase in the Development Group's net revenue was primarily attributable to an increase in the amount of global CRO Phase II through IV services we provided in 2003 as compared to 2002. The increase in global CRO Phase II through IV revenue was due primarily to maintaining our market share in the pharmaceutical market and increasing our share of the biotechnology market. Net revenue for the Development Group also increased by approximately $5.6 million due to the effect of the weakening of the U.S. dollar relative to the euro and the British pound during 2003.

The Discovery Sciences Group generated net revenue of $15.5 million in 2003, a decrease of $2.0 million from 2002. The decrease in the Discovery Sciences net revenue was mainly attributable to a reduction in net revenue from functional genomics services and chemistry services of $7.4 million and $2.0 million, respectively, due to fewer contracts for these services in 2003. We discontinued functional genomics and chemistry services in the third quarter of 2003 and the first quarter of 2004, respectively. The decreases in 2003 Discovery Sciences net revenue were partially offset by a milestone payment of $5.0 million that we earned under our sublicense agreement with ALZA as a result of the initiation of Phase III clinical trials of dapoxetine, and by an increase of $3.0 million in net revenue associated with our preclinical oncology operation, which we acquired in April 2002. As announced in early January 2004, we amended our sublicense agreement with ALZA. Under the terms of the amendment, ALZA has made a cash payment to us of $5.0 million in the first quarter of 2004. We do not expect to receive any additional milestone payments under this agreement in 2004.

Total direct costs increased to $382.2 million in 2003. Development Group direct costs increased to $316.9 million in 2003. This increase resulted primarily from increased personnel costs of $32.2 million due to hiring additional employees in our global CRO Phase II through IV division and to annual salary increases. Development Group direct costs increased as a percentage of related net revenue from 47.9% in 2002 to 48.5% in 2003. Direct costs, as a percentage of net revenues, have and are expected to fluctuate from one period to another as a result of changes in labor utilization and the mix of service offerings involved in the hundreds of studies conducted during any period of time.

Discovery Sciences direct costs decreased to $7.7 million in 2003. This decrease resulted from a decline in direct costs of $3.5 million related to our functional genomics services and chemistry services due in each case to fewer contracts being performed in these areas in 2003. We will not be generating any direct costs from functional genomics or chemistry services in the future because we discontinued offering these services in third quarter of 2003 and first quarter of 2004, respectively. These decreases were partially offset by an increase in direct costs associated with sublicensing dapoxetine of $2.5 million and the direct costs of $1.5 million associated with our preclinical oncology operations, which we acquired in April 2002.

R&D expenses increased to $74.9 million in 2003. In the fourth quarter of 2003, the Company acquired from Eli Lilly & Company the patents for the compound dapoxetine for development in the field of genitourinary disorders. PPD paid Lilly $65.0 million in cash and agreed to pay Lilly a royalty of 5% on annual sales of dapoxetine, if any, in excess of $800 million. The $65.0 million payment to Lilly was recorded to research and development expenses because dapoxetine is still in development and has not been approved for sale in any country. Excluding that payment, R&D expenses decreased $0.6 million in 2003 compared to 2002 due to the closing of our functional genomics operations. We expect to incur significant R&D expenses in 2004 in connection with our existing compound partnering arrangements.

SG&A expenses increased to $166.3 million in 2003. The increase was primarily attributable to additional personnel costs of $14.0 million attributable to administrative tasks which are not directly related to client projects, such as training costs. This was partially offset by a decrease in recruitment agency fees of $1.6 million. As a percentage of net revenue, SG&A expenses decreased to 22.9% in 2003 from 24.7% for 2002. This decrease is primarily attributable to the increase in net revenue and leveraging our SG&A expenses.

Depreciation expense increased to $27.0 million in 2003. The increase was related to the depreciation of the property and equipment we acquired to accommodate our growth. Capital expenditures were $31.7 million in 2003. Capital expenditures primarily included additional spending in the Development Group to enhance and expand our information technology capacity. We expect our capital expenditures to be approximately $30 to $35 million in 2004, with the majority of the anticipated spending related to continued information technology enhancement and expansion.

Amortization expenses in 2003 totaled $1.6 million. The $0.5 million increase in amortization expense over 2002 was due to the amortization expense for a license agreement in the Discovery Sciences Group that was placed into service during 2003.

Operating income decreased to $78.8 million in 2003. As a percentage of net revenue, operating income decreased to 10.8% of net revenue in 2003 from 17.8% in 2002. Operating income in 2003 includes the $65.0 million payment to Lilly, a $5.7 million gain on the sale of assets, and a $1.9 million charge related to the restructuring of the Discovery Sciences Group. The aggregate impact of these items was a $61.2 million reduction in operating income for 2003. Operating income was also negatively impacted by approximately $6.7 million due to the effect of the weakening of the U.S. dollar relative to the euro and the British pound, partially offset by the strengthening of the U.S. dollar relative to the Brazilian real during 2003. Although these currency movements increased net revenue in the aggregate, the negative impact on operating income is attributable to dollar-denominated contracts for services rendered in countries other than the United States. In these cases, revenue is not impacted by the weakening of the U.S. dollar, but the costs associated with performing these contracts, which are paid in local currency, are negatively impacted when translated to the U.S. dollar.

During 2003, we recorded charges to earnings for other than temporary declines in the fair market value of our investments in SLIL Biomedical of $4.7 million, Spotlight Health of $3.9 million, Signature Bioscience (formerly Primecyte) of $0.2 million and BioDelivery Sciences of $1.4 million. We determined that SLIL and Primecyte were impaired primarily as a result of the market condition of their respective industries, historical and projected performance and expected cash needs of the individual companies. We recorded the write-down of our investment in Spotlight Health primarily based on its historical and projected financial performance and issuance of shares to a new investor at a lower valuation. BioDelivery Sciences is a publicly traded company, so we based its write-down on the closing price of its securities as of December 31, 2003. Although these securities had traded above cost for short periods of time throughout 2003, we believe that due to the uncertainty of BioDelivery Sciences' strategic direction, the decline in value as of each of these periods was other than temporary and therefore we recorded the charges to earnings. Prior to the third quarter of 2003, market fluctuations were recorded through our equity accounts.

In 2002, we recorded charges to earnings for other than temporary declines in the fair market value of our investment in Gallery Systems of $1.5 million and our investment in Intrabiotics Pharmaceuticals of approximately $0.3 million. We also recorded a $32.0 million write-down of the carrying value of our investment in DNA Sciences for an other than temporary decline in value in 2002. At the time of the write-down, we deemed our investment in DNA Sciences to be impaired as a result of historical and projected performance, cash needs and an independent valuation of the market value of DNA Sciences. DNA Sciences subsequently filed bankruptcy and we no longer have any ownership interest in that entity.

Our provision for income taxes decreased to $24.9 million in 2003. This decrease in income tax expense was due to the impact on taxable income of acquiring the patents for the compound dapoxetine. The resulting effective tax rate of 35% in 2003 was due to the change in the geographic distribution of our pre-tax earnings among locations with varying tax rates. During 2002, we recorded impairments of equity investments of $33.8 million. Because we were uncertain if we would use the deduction related to the impairments prior to its expiration, we recorded a valuation allowance of $11.2 million in 2002, thus providing a tax benefit of only $2.3 million in the provision for income taxes in that year. Our effective income tax rate for 2002 was 49.1% which takes into account the $2.3 million tax benefit related to the impairment of equity investments. The tax expense recorded when the $11.2 million valuation allowance was established accounted for 12.6% of the total 49.1% rate.

Net income of $46.3 million in 2003 represents an increase of $6.4 million from $39.9 million in 2002. Net income for 2003 includes a charge of $10.1 million for impairment of equity investments, net. This charge, together with the payment to Lilly of $65.0 million, the gain on sale of assets of $5.7 million and the restructuring charges of $1.9 million, resulted in an aggregate impact of $44.8 million, net of tax. Net income per diluted share of $0.82 in 2003 represents an increase from $0.72 net income per diluted share in 2002. Net income per diluted share of $0.82 in 2003 includes an aggregate impact of $0.80 earnings per share, net of tax, for the items mentioned above. Net income per diluted share of $0.72 for 2002 includes a $0.57 charge for the impairment of our equity investments and the related tax benefit.

Year Ended December 31, 2002 Versus Year Ended December 31, 2001

in thousands, except per share data

The following table sets forth amounts from our consolidated financial statements along with the dollar and percentage change for the full year of 2002 compared to the full year of 2001.

	Year Ended December 31,			
	2002	2001	$ Inc (Dec)	% Inc (Dec)
Net revenue:				
Development revenues	$ 545,139	$ 403,701	$ 141,438	35.04%
Discovery sciences revenues	17,510	27,840	(10,330)	-37.10%
Reimbursed out-of-pockets	46,008	29,092	16,916	58.15%
Total net revenue	608,657	460,633	148,024	32.13%
Direct costs:				
Development	261,169	196,078	65,091	33.20%
Discovery sciences	7,831	11,794	(3,963)	-33.60%
Reimbursable out-of-pocket expenses	46,008	29,092	16,916	58.15%
Total direct costs	315,008	236,964	78,044	32.93%
Research and development expenses	10,540	4,422	6,118	138.35%
Selling, general and administrative expenses	150,433	126,391	24,042	19.02%
Depreciation	23,189	19,200	3,989	20.78%
Amortization	1,042	1,064	(22)	-2.07%
Income from operations	108,445	72,592	35,853	49.39%
Impairment of equity investments	(33,787)	-	(33,787)	
Other income (expense), net	3,989	5,414	(1,425)	-26.32%
Income before taxes	78,647	78,006	641	0.82%
Provision for income taxes	38,645	28,747	9,898	34.43%
Income before equity in net loss of investee	40,002	49,259	(9,257)	-18.79%
Equity in net loss of investee	105	92	13	
Net income	$ 39,897	$ 49,167	$ (9,270)	-18.85%
Net income per diluted share	$ 0.72	$ 0.94	$ (0.22)	-23.03%

Total net revenue increased to $608.7 million in 2002. The increase in total net revenue resulted from increases in our Development Group revenues and reimbursed out-of-pockets, partially offset by a decrease in Discovery Science revenues. The Development Group's operations generated revenue of $545.1 million, which accounted for 89.6% of total net revenue in 2002. The increase in the Development Group's net revenue was primarily attributable to the increase in the global CRO Phase II through IV services provided during 2002. The growth of our Development Group revenues in 2002 resulted from gaining market share. In addition, acquisitions in the Development Group completed during 2002 contributed net revenue of $49.4 million for 2002.

The Discovery Sciences Group generated net revenue of $17.5 million in 2002. The higher 2001 Discovery Sciences' net revenue was primarily attributable to a milestone payment of $10.0 million that was paid to us in the first quarter of 2001 under our sublicense agreement with ALZA.

Total direct costs increased to $315.0 million in 2002. Development Group direct costs increased to $261.2 million in 2002 as compared to $196.1 million for 2001. This increase resulted primarily from increased personnel costs of $41.8 million due to hiring additional employees in our global CRO Phase II through IV division and to annual salary increases. In addition, direct costs increased due to the direct costs of $24.8 million associated with acquisitions completed during 2002. Development Group direct costs decreased as a percentage of related net revenue from

48.6% in 2001 to 47.9% in 2002. Direct costs, as a percentage of net revenues, tend to and are expected to fluctuate from one period to another as a result of changes in labor utilization and the mix of service offerings involved in the hundreds of studies conducted during any period of time.

Discovery Sciences direct costs decreased to $7.8 million in 2002. The higher 2001 Discovery Sciences direct costs were primarily due to $5.0 million in costs under our dapoxetine sublicense agreement with ALZA.

R&D expenses increased to $10.5 million in 2002. This increase was primarily attributable to an increase in spending on R&D in the Discovery Sciences Group to develop intellectual property. As of the end of 2002, the number of employees in the Discovery Sciences Group working on internal R&D projects had nearly doubled from the end of 2001.

SG&A expenses increased to $150.4 million in 2002. The increase was primarily attributable to additional personnel costs of $16.1 million attributable to administrative tasks which are not directly related to client projects, such as training costs. In addition, we had an increase in recruiting costs of $1.0 million and travel costs of $1.9 million. As a percentage of net revenue, SG&A expenses decreased to 24.7% in 2002 from 27.4% for 2001. This decrease is primarily attributable to the increase in revenue and leveraging our SG&A expenses.

Depreciation expense increased to $23.2 million in 2002. The increase was related to the depreciation of the property and equipment we acquired to accommodate our growth. Capital expenditures were $36.5 million in 2002. The majority of our capital investment in 2002 consisted of $11.3 million for additional facility and equipment costs to increase laboratory capacity, $4.3 million in costs to enhance and expand our information technology capacity and $5.2 million in costs related to computer software and hardware for new and existing employees.

Amortization expenses in 2002 totaled $1.0 million. During 2002, amortization of backlog associated with the acquisition of MRL accounted for $0.9 million of the amortization expense. During 2001, amortization of goodwill accounted for $0.9 million of the amortization expense. We adopted SFAS No. 142 as of January 1, 2002 and no longer amortize goodwill in our financial statements. See Note 5 to the Notes to Consolidated Financial Statements for a more detailed discussion of SFAS 142.

Operating income increased to $108.4 million in 2002. As a percentage of net revenue, operating income increased to 17.8% in 2002 from 15.8% in 2001. This increase was primarily due to our revenue growth and our focus on controlling the increase in both direct and administrative costs.

During 2002, we recorded a $32.0 million write-down of the carrying value of our investment in DNA Sciences for an other than temporary decline in value. At the time of the write-down, we deemed our investment in DNA Sciences to be impaired as a result of historical and projected performance, cash needs and an independent valuation of the market value of DNA Sciences. During the fourth quarter of 2002, we recorded an impairment of equity investment of $1.8 million to write down the carrying value of our investments in Gallery Systems (formerly Digital Arts and Sciences Corporation) and IntraBiotics Pharmaceuticals for an other than temporary decline in value. We deemed Gallery Systems and Intrabiotics Pharmaceuticals to be impaired primarily as a result of the market condition of their respective industries, historical and projected performance and expected cash needs of the individual companies.

Our provision for income taxes increased to $38.6 million in 2002. During 2002, we recorded impairments of equity investments of $33.8 million. Because we were uncertain if we would use the deduction related to the impairments prior to its expiration, we recorded a valuation allowance of $11.2 million in 2002, thus providing a tax benefit of only $2.3 million in the provision for income taxes in that year. Our effective income tax rate for 2002 was 49.1% which takes into account the $2.3 million tax benefit related to the impairment of equity investments. The tax expense recorded when the $11.2 million valuation allowance was established accounted for 12.6% of the total 49.1% rate. Our effective tax rate for 2001 was 36.8%.

Net income of $39.9 million in 2002 represents a decrease of $9.3 million from $49.2 million in 2001. Net income for 2002 includes $33.8 million of impairment of equity investments and $2.3 million related to tax benefit. Net income per diluted share of $0.72 in 2002 represents a decrease from $0.94 in net income per diluted share in 2001. Net income per diluted share of $0.72 for 2002 includes a $0.57 charge for the impairment of equity investments, net of the related tax benefit.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2003, we had $110.1 million of cash and cash equivalents on hand. Our expected primary cash needs on both a short and long-term basis are for capital expenditures, expansion of services, possible acquisitions, geographic expansion, working capital and other general corporate purposes. We have historically funded our operations and growth, including acquisitions, with cash flow from operations, borrowings and sales of our stock. We are exposed to changes in interest rates on cash equivalents and amounts outstanding under notes payable. Our cash and cash equivalents are invested in financial instruments that are rated A or better by Standard & Poor's or Moody's and earn interest at market rates.

In 2003, our operating activities provided $13.6 million in cash as compared to $105.8 million last year. The decrease in cash flow from operations is primarily due to a $37.1 million increase in receivables due to increased revenue, an increase of $25.3 million in deferred income taxes primarily related to the $65.0 million payment to Lilly to acquire the patents for the compound dapoxetine and a $23.6 million decrease in impairments of investments for 2003. In 2003, net income of $46.3 million, impairment of equity investments of $10.2 million, and depreciation and amortization of $28.6 million were partially offset by a net increase of $41.4 million in net operating assets and liabilities, the increase of $25.3 million in deferred income taxes, and the gain on sale of assets of $5.7 million.

In 2003, our investing activities used $97.2 million in cash. The net cash used for acquisitions of $25.9 million, purchases of investments of $40.5 million and capital expenditures of $31.7 million were partially offset by $0.5 million received from the repayment of notes receivable. We expect our capital expenditures to be approximately $30 to $35 million in 2004, with the majority of the anticipated spending related to continued information technology enhancement and expansion.

In 2003, our financing activities provided $7.0 million in cash, as net proceeds from stock option exercises and purchases under our employee stock purchase plan totaling $9.7 million were partially offset by $0.9 million in repayments of long-term debt and $1.8 million in repayments of capital lease obligations.

Working capital as of December 31, 2003 was $156.6 million, compared to $187.7 million at December 31, 2002. The decrease in working capital was due primarily to the decrease in cash of $71.1 million which was partially offset by the increase in accounts receivable and unbilled services, net, of $42.5 million, increase in unearned income of $15.3 million and the increase in investigator advances of $6.5 million. The number of days' revenue outstanding in accounts receivable and unbilled services, net of unearned income, also known as DSO, were 42.1 days; and 35.4 days as of December 31, 2003 and December 31, 2002, respectively. DSO is calculated by dividing accounts receivable and unbilled services less unearned income by average daily gross revenue for the period presented. Over the past three years, our year-to-date DSO has fluctuated between 30.8 days and 43.2 days. We expect DSO will fluctuate in the future depending on the mix of contracts performed within a quarter, the level of investigator advances and unearned income and our success in collecting receivables.

We maintain a defined benefit pension plan for certain employees and former employees in the United Kingdom. This pension plan was closed to new participants as of December 31, 2002. The projected benefit obligation for the benefit plan at December 31, 2003 and December 31, 2002, as determined in accordance with SFAS No. 87, "Employers Accounting for Pensions", was $28.4 million and $19.8 million, respectively, and the value of the plan assets was $19.0 million and $13.3 million, respectively. As a result, the plan was under-funded by $9.4 million in 2003 and by $6.5 million in 2002, net of December contributions of $0.2 million and $0.1 million for 2003 and 2002, respectively. It is likely that the amount of our contributions to the plan will increase in future years. The amount of contributions to the plan for the years ended December 31, 2003 and 2002 were $2.2 million and $1.0 million, respectively. In addition, we expect the pension cost to be recognized in the financial statements will increase from the $1.6 million in 2003 to approximately $2.1 million in 2004. The expense to be recognized in future periods could continue to increase, depending upon the change in fair market value of the plan assets and change in the projected benefit obligation.

A decrease in the market value of plan assets and/or declines in interest rates are likely to cause the amount of the under-funded status to increase. After completion of the actuarial valuations in 2004 we could be required to record an additional reduction to shareholders' equity. We recorded a reduction to shareholders' equity in 2003 and 2002 of $0.7 million and $5.5 million, respectively. Moreover, given the impact that the discount rate and stock market performance have on the projected benefit obligation and market value of plan assets, future changes in either one of these may significantly reduce or increase the amount of our pension plan under-funding. However, we do not believe the under-funded status of the pension plan will materially affect our results of operations, financial position or cash flows.

In July 2003, we renewed our revolving credit facility for $50.0 million with Bank of America, N. A. Indebtedness under the facility is unsecured and subject to traditional covenants relating to financial ratios and restrictions on investments without prior approval. Borrowings under this credit facility are available to provide working capital and for general corporate purposes. As of December 31, 2003, there was no amount outstanding under this credit facility. However, the aggregate amount we are able to borrow has been reduced by $0.75 million due to outstanding letters of credit issued under this facility. This credit facility is currently scheduled to expire in June 2004, at which time any outstanding balance would be due. We expect to renew this credit facility prior to its expiration. In the past, we maintained a second revolving credit facility with Wachovia Bank, N.A. on substantially similar terms and conditions. However, based on our cash balance and historical ability to generate cash from operations, we elected not to renew our facility with Wachovia, and it expired on June 30, 2003.

In April 2000, we made an investment in Spotlight Health. In January 2001, we entered into an agreement with Spotlight Health and Wachovia to guarantee a $2.0 million revolving line of credit provided to Spotlight Health by Wachovia. Indebtedness under the line was unsecured and subject to traditional covenants relating to financial ratios. This credit facility expired on June 30, 2003. In July 2003, Spotlight Health replaced this credit facility with a new $2.0 million revolving line of credit from Bank of America. The new line of credit is on terms substantially similar to the prior line of credit. We continue to guarantee Spotlight's obligations under the new credit facility, which is scheduled to expire on June 30, 2004, at which time any outstanding balance would be due. As of December 31, 2003, Spotlight Health had $2.0 million outstanding under this credit facility. In accordance with the requirements of FASB Statement No. 5, "Accounting for Contingencies", and as clarified by FASB Interpretation No. 45, we have recorded a liability in the amount of $0.2 million for the fair value of the obligation we have assumed under this guarantee. We review the financial statements of Spotlight Health on a quarterly basis to determine if they have sufficient financial resources to continue operations. Future events and circumstances might adversely affect Spotlight Health's financial condition and Spotlight Health might not be in the position to repay the facility, in which case Bank of America may attempt to collect on our guarantee of this facility.

In September 2003, PPD entered into agreements with SurroMed to purchase biomarker discovery services from SurroMed for $2.0 million, $2.0 million, $1.0 million and $1.0 million during the years ended December 31, 2004, 2005, 2006 and 2007, respectively, and to serve as a non-exclusive representative to market and sell additional SurroMed biomarker discovery services.

In November 2003, we entered into a collaboration agreement with Syrrx to jointly develop and commercialize Syrrx-designed human dipeptidyl peptidase IV, or DP4, inhibitors as drug products for the treatment of type 2 diabetes and other major human diseases. Under the terms of the agreement PPD will provide preclinical and clinical development resources and expertise for the collaboration, and will fund the majority of preclinical and clinical studies through Phase IIb development of selected DP4 inhibitors. PPD and Syrrx have agreed to share equally the costs of Phase III development. In addition, PPD will make milestone payments to Syrrx upon the occurrence of certain clinical and regulatory events. In the event of approval to market a drug product, PPD and Syrrx will share equally the profits from drug sales.

In April 2003, we made an equity investment in Chemokine Therapeutics to continue development of a proprietary peptide that might be useful as a blood recovery therapeutic agent. We anticipate this peptide will enter clinical trials in 2004. In connection with this investment, Chemokine granted PPD an exclusive option to license the peptide for a one-time license fee of $1.5 million. If we choose to exercise this option, we will be obligated to pay the costs for future development work. Chemokine also granted PPD the right to first negotiate a license to other Chemokine peptides.

In November 2003, we became a limited partner in A. M. Pappas Life Science Ventures III, LP, a venture capital fund. The Pappas Fund was established for the purpose of making investments in equity securities of privately-held companies in the life sciences, healthcare or technology industries. Under the terms of the limited partnership agreement, we committed to invest up to an aggregate of $4.75 million in the Pappas Fund. Each capital call cannot exceed 10% of our aggregate capital commitment and no more than one-third of our commitment can be called prior to May 2004 and no more than two-thirds prior to May 2005. As such, we anticipate that our aggregate investment will be made through a series of future capital calls over the next several years. No capital calls have been made to date and our capital commitment will expire in May 2009.

Under most of our agreements for Development Group services, we agree to indemnify and defend the sponsor against third party claims based on our negligence or willful misconduct. Any successful claims could have a material adverse effect on our financial condition, results of operations and future prospects.

We expect to continue expanding our operations through internal growth and strategic acquisitions and investments. We expect these activities will be funded from existing cash, cash flow from operations and, if necessary or appropriate, borrowings under our existing or future credit facilities. We believe that these sources of liquidity will be sufficient to fund our operations for the foreseeable future, but offer no assurances. From time to time, we evaluate potential acquisitions, investments and other growth opportunities, which might require additional external financing, and we might seek funds from public or private issuances of equity or debt securities. In particular, our sources of liquidity could be affected by our dependence on a small number of industries and clients, compliance with regulations, international risks, personal injury, environmental or intellectual property claims, as well as other factors described under "Factors that Might Affect our Business or Stock Price", included in our annual report on Form 10-K for the year ended December 31, 2003, "Potential Volatility of Quarterly Operating Results and Stock Price", "Critical Accounting Policies and Estimates," and "Quantitative and Qualitative Disclosures about Market Risk".

CONTRACTUAL OBLIGATIONS

Future minimum payments for all contractual obligations for years subsequent to December 31, 2003 are as follows (in thousands):

	2004	2005 - 2006	2007 - 2008	2009 and thereafter	Total
Long-term debt, including interest payments	$ 696	$ 1,392	$ 1,392	$ 5,795	$ 9,275
Services purchase commitments	2,000	3,000	1,000	-	6,000
Capital leases, including interest payments	871	-	-	-	871
Operating leases	29,399	49,349	39,171	75,503	193,422
Less: sublease income	(1,782)	(3,082)	(4,615)	(8,533)	(18,012)
Total	$ 31,184	$ 50,659	$ 36,948	$ 72,765	$ 191,556

As noted above, we became a limited partner in a venture capital fund in November 2003. Under the terms of the limited partnership agreement, the Company committed to invest up to an aggregate of $4.75 million in the fund. The Company anticipates that its aggregate investment will be made through a series of future capital calls over the next several years. Also, in November 2003, we entered into a collaboration agreement with Syrrx. Under the terms of the agreement, PPD will fund the majority of preclinical and clinical development costs through Phase IIb development and will share Phase III costs equally with Syrrx. The Company anticipates that it will be funding this work over the next several years and beyond if the development program is successful. In addition, in connection with our investment in Chemokine, Chemokine granted PPD an exclusive option to license a proprietary peptide for $1.5 million. If we choose to exercise this option, we will be obligated to pay the costs for future development work. We also have a long-term liability on our balance sheet regarding the underfunding of our U.K. pension plan for $9.9 million. The Company does not know when or if this will be funded since this liability will change based on the performance of the investments of the plan.

OFF-BALANCE SHEET ARRANGEMENTS

The only off-balance sheet arrangements which we have is the guarantee we provide on Spotlight Health's $2.0 million line of credit from Bank of America. For a description of the guarantee and the line of credit see "Liquidity and Capital Resources" above.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations. We have discussed the application of these critical accounting policies with our Finance & Audit Committee.

Revenue Recognition

The majority of our revenues are recorded from fixed-price contracts on a proportional performance basis. To measure performance, we compare direct costs incurred to estimated total contract direct costs. We believe this is the best indicator of the performance of the contract obligations because the costs relate to the amount of labor hours incurred to perform the service. Direct costs are primarily comprised of labor overhead related to the delivery of services. Each month we accumulate costs on each project and compare them to the total current estimated costs to determine the percentage-of-completion. We then multiply this percentage by the contract value to determine the amount of revenue that can be recognized. Each month we review the total current estimated costs on each project to determine if these estimates are still accurate and, if necessary, we adjust the total estimated costs for each project. As the work progresses, original estimates might be deemed incorrect due to, among other things, revisions in the scope of work or patient enrollment rate, and a contract modification might be negotiated with the customer to cover additional costs. If not, we bear the risk of cost overruns. In the past, we have had to commit unanticipated resources to complete projects, resulting in lower gross margins on those projects. We might experience similar situations in the future. Should our estimated costs on fixed price contracts prove to be low, future margins could be reduced, absent our ability to negotiate a contract modification. We accumulate information on each project to refine our bidding process. Historically, the majority of our estimates and assumptions have been materially correct, but these estimates might not continue to be accurate in the future.

In our Discovery Science Group, we generate revenue from time to time in the form of milestone payments. Milestone payments are only received and recognized as revenues if the specified milestone is achieved and accepted by the customer and continued performance of future research and development services related to that milestone are not required. Although these payments are typically lower than up-front license fees, these payments can be significant because they are triggered as a result of achieving specified scientific milestones. Future potential milestone payments under various discovery contracts might never be received if the milestones are not achieved.

Allowance for Doubtful Accounts

Included in "Accounts receivable and unbilled services, net" on our consolidated balance sheets is an allowance for doubtful accounts. Generally, before we do business with a new client, we perform a credit check. We also review our accounts receivable aging on a monthly basis to determine if any receivables will potentially be uncollectible. The reserve includes the specific uncollectible accounts and an estimate of losses based on historical loss experience. After all attempts to collect the receivable have failed, the receivable is written off against the allowance. Based on the information available to us, we believe our allowance for doubtful accounts as of December 31, 2003 was adequate to cover uncollectible balances. However, actual write-offs might exceed the recorded reserve.

Investments

Most of our investments consist of equity investments in private entities for which fair values are not readily determinable. Therefore, we record these investments under the cost method of accounting. Many of our investments are in relatively early stage life sciences or biotechnology companies that do not have established products or proven technologies and some do not have any material revenue. Therefore, these investments might be worth less than we paid for them, and they are particularly subject to write-down for impairment. We assess our investment portfolio on a quarterly basis to determine whether declines in the market value of these securities are other than temporary. This quarterly review includes an evaluation of, among other things, the market condition of the overall industry of the investee, historical and projected financial performance, expected cash needs and recent funding events. Given the nature of these companies, our assessments of value are highly subjective.

Tax Valuation Allowance

Based on estimates of future taxable profits and losses in certain foreign tax jurisdictions, we determined that a valuation allowance of $0.5 million was required for specific foreign tax loss carryforwards as of December 31, 2003. If these estimates prove inaccurate, a change in the valuation allowance, up or down, could be required in the future. We also recorded a total valuation allowance of $12.4 million related to the impairment of certain equity investments. The valuation was determined based on the uncertainty regarding our ability to utilize some of the potential capital losses generated during the loss carryforward period. A change in any of the investees' financial health and/or stock price, or a change in our ability to utilize a potential capital loss, could require a change of valuation allowance in the future.

Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. If indicators of impairment are present, we would evaluate the carrying value of property and equipment in relation to estimates of future undiscounted cash flows. These undiscounted cash flows and fair values are based on judgments and assumptions. Additionally, we test goodwill for impairment on at least an annual basis by comparing the underlying reporting units' goodwill to their estimated fair value. These tests for impairment of goodwill involve the use of estimates related to the fair market value of the reporting unit with which the goodwill is associated, and are inherently subjective.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2002, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", or SFAS No. 146. SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We recorded restructuring charges associated with the restructuring of our Discovery Sciences segment in the third quarter of 2003 in accordance with SFAS No. 146.

In November 2002, the Emerging Issues Task Force ("EITF") finalized its tentative consensus on EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables", which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this statement did not have a material impact on our financial statements.

In November 2002, the FASB issued Financial Accounting Standards Board Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statement Nos. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor, must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45. The adoption of this statement did not have an impact on our financial statements, other than the guarantee discussed in Note 7 to the Consolidated Financial Statements.

In December 2003, the FASB issued SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88, and 106." This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which it replaces. It requires additional disclosures to those in the original Statement No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. Disclosure of information about our pension plan will be required for our 2004 financial statements. We do not believe the adoption of this statement will have a material impact on our financial statements.

In January 2003, the FASB issued Interpretation No. 46 or FIN 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements". FIN 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. In October 2003, the FASB issued FASB Staff Position FIN 46-6, "Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities" deferring the effective date for applying the provisions of FIN 46 for public entities' interests in variable interest entities or potential variable interest entities created before February 1, 2003 until financial statements of interim or annual periods that end after December 15, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities." This revised interpretation is effective for all entities no later than the end of the first reporting period that ends after March 15, 2004. We have no investment in or contractual relationship or other business relationship with a variable interest entity and therefore the adoption of this interpretation will not have any impact on our consolidated financial position or results of operations. However, if we enter into any such arrangement with a variable interest entity in the future or an entity with which we have a relationship is reconsidered based on guidance in the revised interpretation to be a variable interest entity, our consolidated financial position or results of operations might be impacted.

In November 2003, during discussions on EITF Issue 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", the EITF reached a consensus which requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under Statements 115 and 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The consensus on quantitative and qualitative disclosures is effective for fiscal years ending after December 15, 2003 and comparative information for earlier periods presented is not required. At December 31, 2003, we did not have any investments with unrealized losses and thus the adoption of this consensus did not have a material impact on our financial statements.

TAXES

Because we conduct operations on a global basis, our effective tax rate has and will continue to depend upon the geographic distribution of our pretax earnings among locations with varying tax rates. Our profits are also impacted by changes in the tax rates of the various taxing jurisdictions. In particular, as the geographic mix of our pre-tax earnings among various tax jurisdictions changes, our effective tax rate might vary from period to period.

INFLATION

Our long-term contracts, those in excess of one year, generally include an inflation or cost of living adjustment for the portion of the services to be performed beyond one year from the contract date. As a result, we expect that inflation generally will not have a material adverse effect on our operations or financial condition.

POTENTIAL LIABILITY AND INSURANCE

Drug development services involve the testing of new drugs on human volunteers pursuant to a study protocol. This testing exposes us to the risk of liability for personal injury or death to patients resulting from, among other things, possible unforeseen adverse side effects or improper administration of the new drug. Many of these patients are already seriously ill and are at risk of further illness or death. We attempt to manage our risk of liability for personal injury or death to patients from administration of products under study through measures such as stringent operating procedures, contractual indemnification provisions with clients and insurance. We monitor our clinical trials in compliance with government regulations and guidelines. We have adopted global standard operating procedures intended to satisfy regulatory requirements in the United States and in many foreign countries and serve as a tool for controlling and enhancing the quality of our clinical trials. The contractual indemnifications generally do not protect us against our own actions, such as gross negligence. We currently maintain professional liability insurance coverage with limits we believe are adequate and appropriate.

POTENTIAL VOLATILITY OF QUARTERLY OPERATING RESULTS AND STOCK PRICE

Our quarterly and annual operating results have fluctuated in the past, and we expect that they will continue to fluctuate in the future. Factors that could cause these fluctuations to occur include:

- our dependence on a small number of industries and clients;
- the timing of the initiation, progress or cancellation of significant projects;
- the mix of products and services sold in a particular period;
- our need to recruit and retain experienced personnel;
- rapid technological change and the timing and amount of start-up costs incurred in connection with the introduction of new products and services;
- intellectual property risks;
- impairment of investments or intangible assets;
- the timing of our Discovery Sciences Group milestone payments or other revenue;
- the timing of the opening of new offices;
- the timing of other internal expansion costs;
- the timing and amount of costs associated with integrating acquisitions;
- the timing and amount of costs associated with R&D and compound collaborations; and
- exchange rate fluctuations between periods.

Delays and terminations of trials are often the result of actions taken by our customers or regulatory authorities and are not typically within our control. Because a large percentage of our operating costs are relatively fixed while revenue is subject to fluctuation, variations in the timing and progress of large contracts can materially affect our quarterly operating results. We believe that comparisons of our quarterly financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

Fluctuations in quarterly results or other factors beyond our control could affect the market price of our common stock. These factors include changes in earnings estimates by analysts, market conditions in our industry, announcements by competitors, changes in pharmaceutical, biotechnology and medical device industries, general economic conditions, and differences in assumptions used as compared to actual results. Any effect on our common stock could be unrelated to our longer-term operating performance.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency risk by virtue of our international operations. Approximately 15.0%, 20.3% and 22.6% of our net revenues for the years ended December 31, 2001, 2002 and 2003, respectively, were derived from operations outside the United States. Funds generated by each subsidiary are reinvested in the country where they are earned. Our operations in the United Kingdom generated more than 46.6% of our net revenue from international operations during 2003. Accordingly, we are exposed to adverse movements in the pound sterling and other foreign currencies. Until 2003, the United Kingdom has historically had a relatively stable currency compared to our functional currency, the U.S. dollar.

The vast majority of our contracts are entered into by our United States or United Kingdom subsidiaries. The contracts entered into by the United States subsidiaries are almost always denominated in U.S. dollars. Contracts entered into by our United Kingdom subsidiaries are generally denominated in pounds sterling, U.S. dollars or euros. In the past, our mix of contracts and currencies has mitigated the effect of foreign currency fluctuations. In 2003, with the significant weakening of the U.S. Dollar to the euro and the pound sterling, our translation losses increased over 2002. The potential loss resulting from a hypothetical weakening of the U.S. dollar relative to the pound sterling of 10% is approximately $2.7 million for a twelve-month period based on 2003 revenues and costs related to the U.K. As a result, in January 2004, we began engaging in hedging activities in an effort to manage our potential foreign exchange exposure.

We do have some currency risk resulting from the passage of time between the invoicing of customers under contracts and the ultimate collection of customer payments against those invoices. If a contract is denominated in a currency other than the subsidiary's local currency, we recognize a receivable at the time of invoicing for the local currency equivalent of the foreign currency invoice amount. Changes in exchange rates from the time the invoice is prepared and payment from the customer is received will result in our receiving either more or less in local currency than the local currency equivalent of the invoice amount at the time the invoice was prepared and the receivable established. We recognize this difference as a foreign currency transaction gain or loss, as applicable, and report it in other income, net. If exchange rates were to change by 10% in the future, we do not expect this to have a material effect on our financial statements.

Changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of foreign subsidiaries' financial results into U.S. dollars for purposes of reporting our consolidated financial results. The process by which each foreign subsidiary's financial results are translated to U.S. dollars is as follows:

- income statement accounts are translated at average exchange rates for the period;
- balance sheet assets and liability accounts are translated at end of period exchange rates; and
- equity accounts are translated at historical exchange rates.

Translation of the balance sheet in this manner affects the shareholders' equity account, referred to as the cumulative translation adjustment account. This account exists only in the foreign subsidiary's U.S. dollar balance sheet and is necessary to keep the foreign balance sheet, stated in U.S. dollars, in balance. Translation adjustments are reported with accumulated other comprehensive income (loss) as a separate component of shareholders' equity. To date, cumulative translation adjustments have not been material to our consolidated financial position. However, future translation adjustments could materially and adversely affect our financial position.

Currently, there are no material exchange controls on the payment of dividends or otherwise restricting the transfer of funds out of or from within any country in which we conduct operations. Although we perform services for clients located in a number of foreign jurisdictions, to date, we have not experienced any difficulties in receiving funds remitted from foreign countries. However, if any of these jurisdictions imposed or modified existing exchange control restrictions, the restrictions could have an adverse effect on our financial condition.

We are exposed to changes in interest rates on our cash equivalents and amounts outstanding under notes payable and lines of credit. We invest our cash and cash equivalents in financial instruments with interest rates based on financial market conditions. If interest rates were to increase or decrease by 10% in the future, we do not expect this would have a material effect on our financial statements.

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF PHARMACEUTICAL PRODUCT DEVELOPMENT, INC. AND SUBSIDIARIES

Wilmington, North Carolina

We have audited the accompanying consolidated balance sheets of Pharmaceutical Product Development, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pharmaceutical Product Development, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Raleigh, North Carolina

February 24, 2004

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF PHARMACEUTICAL PRODUCT DEVELOPMENT, INC. AND ITS SUBSIDIARIES

In our opinion, the accompanying consolidated statements of operations, of shareholders' equity and of cash flows for the year ended December 31, 2001 present fairly, in all material respects, the results of operations and cash flows of Pharmaceutical Product Development, Inc. and its subsidiaries for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

McLean, Virginia

January 25, 2002

Consolidated Statements of Operations

in thousands, except per share data

	Years Ended December 31,		
	2001	2002	2003
Development revenues	$ 403,701	$ 545,139	$ 654,019
Discovery sciences revenues	27,840	17,510	15,479
Reimbursed out-of-pockets	29,092	46,008	57,485
Net revenue	460,633	608,657	726,983
Direct costs — Development	196,078	261,169	316,942
Direct costs — Discovery sciences	11,794	7,831	7,741
Reimbursable out-of-pocket expenses	29,092	46,008	57,485
Research and development expenses	4,422	10,540	74,941
Selling, general and administrative expenses	126,391	150,433	166,253
Depreciation	19,200	23,189	26,968
Amortization	1,064	1,042	1,633
Gain on sale of assets	-	-	(5,738)
Restructuring charges	-	-	1,917
	388,041	500,212	648,142
Operating income	72,592	108,445	78,841
Interest:			
Income	5,480	2,887	2,257
Expense	(535)	(689)	(769)
Interest income, net	4,945	2,198	1,488
Impairment of equity investments, net	-	(33,787)	(10,078)
Other income, net	469	1,791	994
Income before provision for income taxes	78,006	78,647	71,245
Provision for income taxes	28,747	38,645	24,935
Income before equity in net loss of investee	49,259	40,002	46,310
Equity in net loss of investee, net of income taxes	92	105	-
Net income	$ 49,167	$ 39,897	$ 46,310
Net income per common share:			
Basic	$ 0.95	$ 0.73	$ 0.83
Diluted	$ 0.94	$ 0.72	$ 0.82
Weighted average number of common shares outstanding:			
Basic	51,689	54,710	55,774
Dilutive effect of stock options	805	633	512
Diluted	52,494	55,343	56,286

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

in thousands, except share data

	As of December 31,	
	2002	2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 181,224	$ 110,102
Accounts receivable and unbilled services, net	199,936	243,494
Investigator advances	6,300	12,792
Prepaid expenses and other current assets	13,676	19,192
Current maturities of note receivable	500	-
Deferred tax asset, net	13,858	12,366
Total current assets	415,494	397,946
Property and equipment, net	107,704	112,143
Goodwill	147,408	178,076
Investments	16,934	61,371
Intangible assets	3,624	2,007
Other assets	956	841
Long-term deferred tax asset	-	23,083
Total assets	$ 692,120	$ 775,467
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 10,645	$ 15,243
Payables to investigators	20,645	23,735
Other accrued expenses	68,026	63,749
Unearned income	114,494	129,818
Accrued income taxes	12,231	7,419
Current maturities of long-term debt and capital lease obligations	1,757	1,381
Total current liabilities	227,798	241,345
Long-term debt and capital lease obligations, less current maturities	6,649	6,281
Deferred rent and other	3,480	5,461
Accrued additional pension liability	7,905	9,859
Deferred tax liability, net	5,951	-
Total liabilities	251,783	262,946
Commitments and contingencies *(Notes 9 and 13)*		
Shareholders' equity		
Common stock, $0.10 par value, 95,000,000 shares authorized; 55,436,056 and 56,050,036 shares issued and outstanding, respectively	5,544	5,605
Paid-in capital	263,554	278,057
Retained earnings	180,071	226,381
Deferred compensation	(367)	-
Accumulated other comprehensive (loss) income	(8,465)	2,478
Total shareholders' equity	440,337	512,521
Total liabilities and shareholders' equity	$ 692,120	$ 775,467

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

in thousands

	Common Shares	Par Value	Paid-in Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Loss	Total	Comprehensive Income
Balance December 31, 2000	50,670	$ 5,066	$ 142,975	$ 91,007	$ 0	$ (5,105)	$ 233,943	
Net income				49,167			49,167	$ 49,167
Other comprehensive income (loss):								
Translation adjustments						(823)	(823)	(823)
Comprehensive income								$ 48,344
Issuance of common shares for exercise of stock options and employee stock purchase plan	1,200	121	13,486				13,607	
Income tax benefit from exercise of stock options			6,258				6,258	
Stock issued for deferred compensation	60	6	1,443		(1,449)		-	
Amortization of stock compensation					483		483	
Balance December 31, 2001	51,930	5,193	164,162	140,174	(966)	(5,928)	302,635	
Net income				39,897			39,897	$ 39,897
Other comprehensive income (loss):								
Translation adjustments						4,935	4,935	4,935
Minimum pension liability, net of tax						(5,533)	(5,533)	(5,533)
Change in unrealized loss on investment						(1,939)	(1,939)	(1,939)
Comprehensive income								$ 37,360
Issuance of common shares for exercise of stock options and employee stock purchase plan	461	46	7,478				7,524	
Issuance of shares in connection with acquisitions	3,060	306	90,339				90,645	
Income tax benefit from exercise of stock options			1,870				1,870	
Deferred stock compensation forfeited	(15)	(1)	(349)		350		-	
Shareholder contribution			54				54	
Amortization of stock compensation					249		249	
Balance December 31, 2002	55,436	5,544	263,554	180,071	(367)	(8,465)	440,337	
Net income				46,310			46,310	$ 46,310
Other comprehensive income (loss):								
Translation adjustments						9,691	9,691	9,691
Minimum pension liability, net of tax						(687)	(687)	(687)
Reclass to net income of unrealized gain (loss) on investment						1,939	1,939	1,939
Comprehensive income								$ 57,253
Issuance of common shares for exercise of stock options and employee stock purchase plan	614	61	9,643				9,704	
Income tax benefit from exercise of stock options			4,860				4,860	
Amortization of stock compensation					367		367	
Balance December 31, 2003	56,050	$ 5,605	$ 278,057	$ 226,381	$ 0	$ 2,478	$ 512,521	

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

in thousands

	Years Ended December 31,		
	2001	2002	2003
Cash flows from operating activities:			
Net income	$ 49,167	$ 39,897	$ 46,310
Adjustments to reconcile net income to net cash provided by operating activities:			
Impairment of investments	-	33,787	10,159
Depreciation and amortization	20,264	24,231	28,601
Discount on note receivable	1,500	-	-
Stock compensation amortization	483	249	367
Provision for doubtful accounts	973	342	284
Equity in net loss of investee	92	119	-
Gain on sale of assets and investments	-	(174)	(5,738)
Deferred income taxes	(4,361)	(1,565)	(25,265)
Loss on disposition of property and equipment	438	60	295
Change in operating assets and liabilities, net of acquisitions:			
Accounts receivable and unbilled services, net	(23,317)	(51,295)	(37,051)
Prepaid expenses and investigator advances	(2,293)	(3,213)	(10,855)
Current income taxes	16,739	3,998	(305)
Other assets	411	15	158
Accounts payable, other accrued expenses and deferred rent	9,754	16,519	(3,422)
Payable to investigators	2,450	12,657	3,089
Unearned income	28,951	30,165	6,948
Net cash provided by operating activities	101,251	105,792	13,575
Cash flows from investing activities:			
Purchases of property and equipment	(41,889)	(36,496)	(31,693)
Proceeds from sale of property and equipment	946	114	274
Cash received from repayment of note receivable	500	17,000	500
Purchases of investments	(5,095)	(8,793)	(40,457)
Net cash paid for acquisitions	-	(50,579)	(25,873)
Net cash used in investing activities	(45,538)	(78,754)	(97,249)
Cash flows from financing activities:			
Principal repayments on long-term debt	(55)	(166)	(973)
Proceeds from long-term debt	-	1,464	-
Repayment of capital lease obligations	(1,680)	(2,741)	(1,766)
Proceeds from exercise of stock options and employee stock purchase plan	13,607	7,524	9,704
Net cash provided by financing activities	11,872	6,081	6,965
Effect of exchange rate changes on cash and cash equivalents	(823)	4,932	5,587
Net increase (decrease) in cash and cash equivalents	66,762	38,051	(71,122)
Cash and cash equivalents, beginning of the year	76,411	143,173	181,224
Cash and cash equivalents, end of the year	$ 143,173	$ 181,224	$ 110,102

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Operations and Significant Accounting Policies:

in thousands, except share and per share data

NATURE OF BUSINESS

Pharmaceutical Product Development, Inc. and its subsidiaries (collectively the "Company") provide a broad range of research and development and consulting services in the development and discovery sciences segments. In the development segment, the Company provides services, which include preclinical programs and Phase I to Phase IV clinical development. In addition, for drugs that have received approval for market use, the Company also offers post-market support services such as product launch services, patient compliance programs, and medical communications programs for consumer and healthcare providers on product use and adverse events. The discovery sciences services include preclinical evaluations of anticancer therapies and preclinical biology services, as well as compound partnering arrangements associated with the development and commercialization of potential drug products. The Company provides services under contract to clients in the pharmaceutical, biotechnology, medical device and other industries. The Company markets its development services primarily in the United States and Europe. The Company's discovery sciences revenues have all been generated in the United States.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts and results of operations of the Company. All significant intercompany balances and transactions have been eliminated, including transactions with the equity method investee.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2002, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", or SFAS No. 146. SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company recorded restructuring charges associated with the restructuring of our Discovery Sciences segment in the third quarter of 2003 in accordance with SFAS No. 146.

In November 2002, the Emerging Issues Task Force ("EITF") finalized its tentative consensus on EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables", which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this statement did not have a material impact on the Company's financial statements.

In November 2002, the FASB issued Financial Accounting Standards Board Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statement Nos. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor, must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45. The adoption of this statement did not have an impact on the Company's financial statements, other than the guarantee discussed in Note 7 to the Consolidated Financial Statements.

In December 2003, the FASB issued SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88, 106." This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which it replaces. It requires additional disclosures to those in the original Statement No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. Disclosure of information about our pension plan will be required for our 2004 financial statements. The Company does not believe the adoption of this statement will have a material impact on the Company's financial statements.

In January 2003, the FASB issued Interpretation No. 46 or FIN 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements". FIN 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. In October 2003, the FASB issued FASB Staff Position FIN 46-6, "Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities" deferring the effective date for applying the provisions of FIN 46 for public entities' interests in variable interest entities or potential variable interest entities created before February 1, 2003 until financial statements of interim or annual periods that end after December 15, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities." This revised interpretation is effective for all entities no later than the end of the first reporting period that ends after March 15, 2004. The Company has no investment in or contractual relationship or other business relationship with a variable interest entity and therefore the adoption of this interpretation will not have any impact on its consolidated financial position or results of operations. However, if the Company enters into any such arrangement with a variable interest entity in the future or an entity with which we have a relationship is reconsidered based on guidance in the revised interpretation to be a variable interest entity, the Company's consolidated financial position or results of operations might be impacted.

In November 2003, during discussions on EITF Issue 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", the EITF reached a consensus which requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under Statements 115 and 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The consensus on quantitative and qualitative disclosures is effective for fiscal years ending after December 15, 2003 and comparative information for earlier periods presented is not required. At December 31, 2003, the Company did not have any investments with unrealized losses and thus the adoption of this consensus did not have a material impact on the Company's financial statements.

REVENUE RECOGNITION

The Company records revenue from fixed-price contracts on a proportional performance basis in its Development Group. To measure performance on a given date, the Company compares direct costs incurred as of that date to estimated total contract direct costs. The Company believes this is the best indicator of the performance of the contractual obligations because the costs relate to the amount of labor incurred to perform the service. Direct costs are primarily comprised of labor and overhead related to the delivery of services. For time-and-material contracts, the Company recognizes revenues as hours are incurred, multiplied by the applicable billable rate in both our Development Group and Discovery Sciences Group. For our Phase I and laboratory businesses, the Company recognizes revenues from unitized contracts as subjects or samples are tested, multiplied by the applicable unit price.

In connection with the management of multi-site clinical trials, the Company pays on behalf of its customers fees to investigators and test subjects, and other out-of-pocket costs for items, such as travel, printing, meetings, couriers, etc. Our clients reimburse us for these costs. As required by EITF 01-14, amounts paid by the Company as a principal for out-of-pocket costs are included in direct costs as reimbursable out-of-pocket expenses and the reimbursements the Company receives as a principal are reported as reimbursed out-of-pocket revenues. Amounts paid by the Company as an agent for out-of-pocket costs are combined with the corresponding reimbursements, or revenues, we receive as an agent in the statement of operations. During the twelve months ended December 31, 2001, 2002 and 2003, fees paid to investigators and other fees the Company received as an agent and the associated reimbursements were approximately, $127.0 million, $157.5 million and $173.1 million, respectively.

If we determine that a loss will result from the performance of a fixed-price contract, the entire amount of the estimated loss is charged against income in the period in which such determination is made. Most of the contracts for our Development Group services can be terminated by our clients either immediately or after a specified period following notice by the client. These contracts typically require payment to the Company of expenses to wind down a study, payment to the Company of fees earned to date, and in some cases, a termination fee or some portion of the fees or profit that the Company could have been earned under the contract if it had not been terminated early.

Discovery Sciences Group revenues also include nonrefundable technology license fees and milestone payments. The non-refundable license fees are generally up-front payments for the initial license of and access to our technology. For nonrefundable license fees received at the initiation of license agreements for which the Company has an ongoing research and development commitment, the Company defers these fees and recognizes them ratably over the period of the related research and development. For nonrefundable license fees received under license agreements where our continued performance of future research and development services is not required, the Company recognizes revenue upon delivery of the technology. In addition to license fees, the Discovery Sciences Group also generates revenue from time to time in the form of milestone payments. Milestone payments are only received and recognized as revenues if the specified milestone is achieved and accepted by the customer and continued performance of future research and development services related to that milestone are not required. Although these payments are typically lower than up-front license fees, these payments can be significant because they are triggered as a result of achieving specified scientific milestones. The Company receives milestone payments in connection with licensing of compounds.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash accounts, that are not subject to withdrawal restrictions or penalties, and all highly liquid investments rated A or better by Standard & Poor's or Moody's and that have a maturity of three months or less at the date of purchase.

Supplemental cash flow information consisted of the following:

	Year Ended December 31,		
	2001	2002	2003
Cash paid for interest	$ 273	$ 734	$ 784
Cash paid for income taxes, net	$ 16,627	$ 36,314	$ 44,950
Assets acquired under capital leases	$ 2,841	$ -	$ -

INVESTIGATOR PAYMENTS

Billings and payments to investigators are based on predetermined contractual agreements that can differ from the accrual of the related costs. Investigator costs are recognized based upon the status of the work completed as a percentage of the total procedures required under the contract or based on patient enrollment over the term of the contract. Payments made in excess of the accrued costs are classified as investigator advances, and accrued costs in excess of amounts paid are classified as payables to investigators in the consolidated balance sheets. Contracted physician costs are considered a pass-through expense and are recorded as a reduction to revenues in the consolidated statements of operations.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method, based on estimated useful lives of 40 to 50 years for buildings, five years for laboratory equipment, two to five years for software, three to five years for computers and related equipment and five to ten years for furniture and equipment, except for the airplane which is being depreciated over 30 years. Leasehold improvements are depreciated over the shorter of the respective lives of the leases or the useful lives of the improvements. Property under capital leases is depreciated over the life of the lease or the service life, whichever is shorter.

INTERNAL USE SOFTWARE

The Company accounts for internal use software in accordance with the provisions of AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which requires certain direct costs and interest costs that are incurred during the application stage of development to be capitalized and amortized over the useful life of the software.

GOODWILL

The excess of the purchase price of a business acquired over the fair value of net tangible assets, identifiable intangible assets and acquired in-process research and development costs at the date of the acquisition has been assigned to goodwill. In accordance with SFAS 142, "Goodwill and Other Intangible Assets", goodwill is evaluated for impairment on an annual basis or more frequently if events or changes indicate that goodwill might be impaired.

REALIZABILITY OF CARRYING VALUE OF LONG-LIVED ASSETS

The Company reviews the recoverability of long-lived and finite-lived intangible assets when circumstances indicate that the carrying amount of assets may not be recoverable. This evaluation is based on various analyses including undiscounted cash flow projections. In the event undiscounted cash flow projections indicate an impairment, the Company would record an impairment based on the fair value of the assets at the date of the impairment. Effective January 1, 2002, the Company began accounting for impairments under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Prior to the adoption of this standard, impairments were accounted for using SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" which was superceded by SFAS No. 144. No impairments of long-lived assets were recorded in 2001, 2002 or 2003.

INVESTMENTS

Investments in publicly traded entities are classified as available-for-sale securities and are measured at market value. Net unrealized gains or losses are recorded as a component of shareholders' equity until realized or other than temporary decline has occurred. The market value is equal to the closing price as quoted by the respective stock exchanges.

Investments consist of equity instruments in private entities for which fair values are not readily determinable. All of the Company's investments in private entities are recorded under the cost method of accounting. The Company assesses the market value of these entities on a quarterly basis to determine whether declines in the market value of these securities are other than temporary. This quarterly review includes an evaluation of, among other things, the market condition, the overall industry, historical and projected financial performance, expected cash needs and recent funding events.

UNBILLED SERVICES AND UNEARNED INCOME

In general, prerequisites for billings are established by contractual provisions, including predetermined payment schedules, the achievement of contract milestones or submission of appropriate billing detail. Unbilled services arise when services have been rendered but clients have not been billed. Conversely, unearned income represents amounts billed in excess of revenue recognized.

INCOME TAXES

Income taxes are computed using the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactment of changes in tax law or rates. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recorded.

CONCENTRATION OF CREDIT RISK

Statement of Financial Accounting Standards No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk", requires disclosure of information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk. Financial instruments that subject the Company to concentrations of credit risk consist principally of accounts receivable, notes receivable and cash equivalents.

The Company's clients are primarily pharmaceutical and biotechnology companies. One customer accounted for 10.3% of consolidated net revenue in 2001. These revenues were derived from the Company's development segment. No single client accounted for more than 10% of the Company's net revenue in 2002 or 2003. Concentrations of credit risk with respect to accounts receivable are limited to a degree due to the large number of clients comprising the Company's client base. The Company performs ongoing credit evaluations of clients' financial condition and, generally, does not require collateral. The Company maintains reserves for potential credit losses and these losses, in the aggregate, have historically not exceeded estimates.

The Company's cash equivalents consist principally of commercial paper. Bank deposits exceed the FDIC insurance limit. Based on the nature of the financial instruments and/or historical realization of these financial instruments, the Company believes they bear minimal risk.

COMPREHENSIVE INCOME

The Company has elected to present this information in the Statements of Shareholders' Equity. The components of comprehensive income (loss) are net income and all other non-owner changes in equity.

The balances in accumulated other comprehensive (loss) income were as follows:

	December 31,	
	2002	2003
Translation adjustment	$ (993)	$ 8,698
Minimum pension liability, net of tax	(5,533)	(6,220)
Unrealized loss on investment	(1,939)	-
Total	$ (8,465)	$ 2,478

FOREIGN CURRENCY TRANSLATIONS AND TRANSACTIONS

Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated into U.S. dollars at the rate of exchange at each reporting date. Income and expenses are translated at the average rates of exchange prevailing during the month in which a transaction occurs. Gains or losses from translating foreign currency financial statements are recorded in other comprehensive income. The cumulative translation adjustment included in other comprehensive income for the years ended December 31, 2001, 2002 and 2003 totaled $(823), $4,935 and $9,691, respectively. Foreign currency transaction gains and losses are not material and are included in other income, net.

STOCK DIVIDEND

On April 16, 2001, the Board of Directors declared a one-for-one stock dividend. The record date for the dividend was April 27, 2001, and the distribution date for the dividend was May 11, 2001.

EARNINGS PER SHARE

The computation of basic income (loss) per share information is based on the weighted average number of common shares outstanding during the year. The computation of diluted income (loss) per share information is based on the weighted average number of common shares outstanding during the year plus the effects of any dilutive common stock equivalents. Excluded from the calculation of earnings per diluted share were 35,113; 387,999 and 743,715 shares during 2001, 2002 and 2003, respectively because they were antidilutive.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation based on the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), which states that, for fixed plans, no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company's common stock on the grant date. If stock options are granted with an exercise price below the estimated fair value of the Company's common stock at the grant date, the difference between the fair value of the Company's common stock and the exercise price of the stock option is recorded as deferred compensation. Deferred compensation is amortized to compensation expense over the vesting period of the stock option. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" and Statement of Financial Accounting Standards No. 148, "Accounting for Stock Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123", which requires compensation expense to be disclosed based on the fair value of the options granted at the date of the grant. See Note 10.

Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method required by SFAS No. 123, the Company's net income and diluted net income per common share would have been the pro forma amounts indicated below.

	Year Ended December 31,		
	2001	2002	2003
Net income, as reported	$ 49,167	$ 39,897	$ 46,310
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4,501)	(6,216)	(4,900)
Pro forma net income	$ 44,666	$ 33,681	$ 41,410
Net income per share:			
Basic – as reported	$ 0.95	$ 0.73	$ 0.83
Basic – pro forma	$ 0.86	$ 0.62	$ 0.74
Diluted – as reported	$ 0.94	$ 0.72	$ 0.82
Diluted – pro forma	$ 0.85	$ 0.61	$ 0.74

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Years Ended December 31,		
	2001	2002	2003
Weighted-average fair value of options granted	$ 11.54	$ 28.89	$ 28.71
Expected lives (years)	5.00	5.00	5.00
Dividend yield (%)	0.00	0.00	0.00
Risk-free interest rate (%)	4.59	2.78	3.25
Expected volatility (%)	76.09	57.47	41.22

All options granted during the years ended December 31, 2001, 2002 and 2003 were granted with an exercise price equal to the fair value of the Company's common stock at the grant date. The estimated pro forma amounts include the compensation cost for the Company's Employee Stock Purchase Plan based on the fair value of the contributions under this plan, consistent with the method of SFAS No. 123.

ADVERTISING COSTS

Advertising costs are charged to operations as incurred. Advertising costs were approximately $1,390, $1,038 and $884 for the years ended December 31, 2001, 2002 and 2003, respectively.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to operations as incurred. Research and development costs are listed as a separate line item on the Company's consolidated statements of operations. In the fourth quarter of 2003, the Company acquired from Eli Lilly & Company for $65.0 million the patents for the compound dapoxetine. The $65.0 million payment to Lilly was recorded to research and development expenses because dapoxetine is still in development and has not been approved for sale in any country. Dapoxetine is currently in Phase III development for premature ejaculation.

RESTRUCTURING CHARGES AND GAIN ON SALE OF ASSETS

In July 2003, the Company announced the restructuring of its discovery sciences segment. In connection with this restructuring, the Company consolidated its discovery sciences operations into its Morrisville, North Carolina and Middleton, Wisconsin facilities, and no longer offers functional genomics services in Menlo Park, California. The Company recorded a charge to earnings in the third quarter of 2003 of $1,917 for this restructuring. Restructuring charges included approximately $900 for one-time employee termination benefits, $700 for facility charges and $300 for other related charges. All restructuring charges were incurred and paid during the third quarter of 2003.

As a part of this restructuring, the Company purchased 4.4 million shares of SurroMed, Inc. Series F convertible preferred stock in exchange for $12,000 in cash and $12,000 in certain tangible assets and intellectual property from the Company's Menlo Park operations. The value of the tangible assets and intellectual property was based on an independent appraisal. The Company recorded a gain on sale of assets of $5,738 as a result of this transaction. The majority of the remaining Menlo Park tangible assets were transferred to the CRO Phase II through IV division and the remaining discovery sciences operations.

RECLASSIFICATIONS

We have reclassified certain 2002 financial statement amounts to conform to the 2003 financial statement presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Acquisitions:

in thousands, except share and per share data

In February 2002, the Company acquired 100% of the outstanding common stock of Medical Research Laboratories International, Inc., or MRL U.S., and Medical Research Laboratories International, BVBA, or MRL Belgium, collectively, MRL. MRL is part of the Development segment of the Company. MRL U.S. operates a specialty central laboratory in Highland Heights, Kentucky, near Cincinnati, Ohio, and MRL Belgium operates a central laboratory in Brussels, Belgium. MRL provides highly standardized efficacy and safety testing services for pharmaceutical companies engaged in clinical drug development and is one of the largest central laboratory providers for Phase I-IV global studies involving agents used in cholesterol, endocrine, metabolic and cardiovascular clinical research. The results of operations are included in the Company's consolidated results of operations as of and since February 19, 2002, the effective date of the acquisition. The Company acquired MRL for total consideration of $113.1 million, including $39.0 million in cash, $73.5 million in the Company's common stock (approximately 2.6 million unregistered shares) and direct acquisition costs of $0.6 million for legal, appraisal and accounting fees.

In April 2002, the Company acquired Piedmont Research Center II, Inc, or PRC, a cancer research laboratory based in Morrisville, North Carolina that performs preclinical evaluations of anti-cancer therapies. The research facility serves national and international pharmaceutical and biotechnology companies. PRC is part of the Discovery Sciences segment of the Company. The results of operations are included in the Company's consolidated results of operations as of and since April 1, 2002, the effective date of the acquisition. The Company acquired PRC for total consideration of $19.6 million, including $2.4 million in cash, $17.1 million in the Company's common stock (0.5 million unregistered shares) and direct acquisition costs of $0.1 million for legal and accounting fees.

In June 2002, the Company acquired Complete Software Solutions, Inc., or CSS, a technical consulting firm offering implementation, validation and training services as well as specialized software for pharmaceutical and biotechnology industries. CSS is part of the Development segment of the Company. The results of operations are included in the Company's consolidated results of operations as of and since June 12, 2002, the effective date of the acquisition. The Company acquired CSS for total consideration of $16.8 million in cash.

In June 2002, the Company acquired ProPharma Pte Ltd, an Asian-based clinical research organization with experience in managing pan-Asian clinical trials. ProPharma is part of the Development segment of the Company. The results of operations are included in the Company's consolidated results of operations as of and since June 27, 2002, the effective date of the acquisition. The Company acquired ProPharma for total consideration of $3.0 million in cash. In addition, the Company paid $1.4 million as additional purchase price in the second quarter of 2003. This additional and final purchase price payment was based on the financial performance of ProPharma for the twelve month period ending March 31, 2003.

In July 2003, the Company acquired Eminent Research Systems, Inc., or Eminent, a clinical research organization specializing in medical device development, and Clinsights, Inc., or Clinsights, a company affiliated with Eminent through common ownership that provides a range of post-market services to medical device and related pharmaceutical companies and operates proprietary web sites for the dissemination of medical information, online research and product marketing. Eminent and Clinsights are now part of the Development segment of the Company. The results of operations are included in the Company's consolidated results of operations as of and since July 18, 2003, the effective date of the acquisitions. The Company acquired Eminent and Clinsights for total consideration of $25.0 million in cash.

These acquisitions were accounted for using the purchase method of accounting, utilizing appropriate fair value techniques to allocate the purchase price based on the estimated fair values of the assets and liabilities. Accordingly, the estimated fair value of assets acquired and liabilities assumed were included in the Company's consolidated balance sheet as of the effective date of the acquisitions.

The total purchase price for the 2002 acquisitions was allocated to the estimated fair value of assets acquired and liabilities assumed as set forth in the following table:

	MRL	PRC	CSS	ProPharma	Total
Condensed balance sheet:					
Current assets	$ 16,020	$ 803	$ 945	$ 1,023	$ 18,791
Property and equipment, net	8,308	822	34	116	9,280
Current liabilities	(7,814)	(1,367)	(899)	(252)	(10,332)
Long-term capital lease obligation	(1,107)	(457)	-	-	(1,564)
Deferred tax liability	(2,553)	(4)	-	-	(2,557)
Value of identifiable intangible assets:					
Backlog	2,100	-	-	-	2,100
Goodwill	98,165	19,864	16,686	3,513	138,228
Total	$ 113,119	$ 19,661	$ 16,766	$ 4,400	$ 153,946

The total purchase price for the 2003 acquisitions was allocated to the estimated fair value of assets acquired and liabilities assumed as set forth in the following table:

	Eminent	Clinsights	Total
Condensed balance sheet:			
Current assets	$ 672	$ 1,349	$ 2,021
Property and equipment, net	436	226	662
Non-current assets	32	25	57
Deferred tax asset	1,184	1,093	2,277
Current liabilities	(3,574)	(718)	(4,292)
Value of identifiable intangible assets:			
Goodwill	15,007	9,275	24,282
Total	$ 13,757	$ 11,250	$ 25,007

Initially, the purchase price allocations for the acquisitions are based on preliminary estimates, using available information and making assumptions management believes are reasonable. Purchase price allocations are subject to finalization within one year of the acquisition as additional information is obtained. The purchase price allocations for all 2002 acquisitions were finalized by June 30, 2003. Goodwill will be evaluated annually as required by SFAS 142.

Goodwill related to MRL, PRC, ProPharma, Eminent and Clinsights is not expected to be deductible for tax purposes. Goodwill related to CSS is expected to be deductible for tax purposes.

The unaudited pro forma results from operations for the Company assuming the acquisitions were consummated as of January 1, 2002 and 2003 were as follows:

	Year Ended December 31,	
	2002	2003
Total revenue	$ 624,772	$ 729,741
Net income	$ 41,008	$ 44,961
Income per share:		
Basic	$ 0.75	$ 0.81
Diluted	$ 0.74	$ 0.80

The above amounts are based upon certain assumptions and estimates. The Company believes these assumptions and estimates are reasonable, but they do not reflect any benefit from economies that might be achieved from combined operations. Pro forma adjustments were made to interest income and income tax, decreasing net income by $583 and $574 for the twelve-month periods ended December 31, 2002 and 2003, respectively. These adjustments are reflected in the above table. The pro forma financial information presented above is not necessarily indicative of either the results of operations that would have occurred had the acquisitions taken place at the beginning of the period indicated or of future results of operations of the combined companies.

3. Accounts Receivable and Unbilled Services:

in thousands, except share and per share data

Accounts receivable and unbilled services consisted of the following:

	December 31,	
	2002	2003
Trade:		
Billed	$ 130,865	$ 151,525
Unbilled	72,692	94,928
Reserve for doubtful accounts	(3,621)	(2,959)
	$ 199,936	$ 243,494

The Company had 21.7% and 21.6% of its accounts receivable and unbilled services in locations outside the United States as of December 31, 2002 and 2003, respectively. Operations in the United Kingdom comprised 77.3% and 75.7% of this balance as of December 31, 2002 and 2003, respectively.

Change in reserve for doubtful accounts consisted of the following:

	Year Ended December 31,		
	2001	2002	2003
Balance at beginning of year	$ 1,954	$ 2,881	$ 3,621
Additions charged to costs and expenses	973	342	284
Deductions	(46)	(402)	(1,283)
Acquisitions	-	800	337
Balance at end of year	$ 2,881	$ 3,621	$ 2,959

4. Property and Equipment:

in thousands, except share and per share data

Property and equipment, stated at cost, consisted of the following:

	December 31,	
	2002	2003
Land	$ 2,058	$ 2,322
Buildings and leasehold improvements	41,369	41,482
Construction in progress and asset deposits	4,190	12,939
Furniture and equipment	91,223	95,280
Computer equipment and software	58,409	65,116
	197,249	217,139
Less accumulated depreciation and amortization	(89,545)	(104,996)
	$ 107,704	$ 112,143

Property and equipment under capital leases, stated at cost, consisted of the following:

	December 31,	
	2002	2003
Buildings and leasehold improvements	$ 1,577	$ 1,577
Computer equipment and software	4,234	3,318
	5,811	4,895
Less accumulated depreciation and amortization	(2,562)	(3,827)
	$ 3,249	$ 1,068

5. Goodwill and Intangible Assets:

in thousands, except share and per share data

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations", which eliminates the pooling of interests method of accounting for business combinations and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", or SFAS No. 142. The Company adopted SFAS No. 142 as of January 1, 2002. SFAS No. 142 addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination, and for goodwill and other intangible assets subsequent to their acquisition. This statement requires that goodwill be separately disclosed from other intangible assets in the statement of financial position, and no longer be amortized but tested for impairment on a periodic basis. The provisions of this accounting standard also require the completion of a transitional impairment test within six months of adoption. The Company completed the transitional impairment test as of January 1, 2002 and the annual impairment test as of October 1, 2002 and 2003 and did not identify any impairments of goodwill. These tests involved determining the fair market value of each of the reporting units with which the goodwill was associated and comparing that value with the reporting unit's carrying amount.

In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective January 1, 2002. A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization follows for the year ended December 31, 2001:

Reported net income	$ 49,167
Add: Goodwill amortization	587
Adjusted net income	$ 49,754
Reported basic income per share	$ 0.95
Add: Goodwill amortization	0.01
Adjusted basic income per share	$ 0.96
Reported diluted income per share	$ 0.94
Add: Goodwill amortization	0.01
Adjusted diluted income per share	$ 0.95

Changes in the carrying amount of goodwill for the twelve months ended December 31, 2002 and 2003, by operating segment, were as follows:

	Development	Discovery	Total
Balance as of January 1, 2002	$ 6,839	$ 751	$ 7,590
Goodwill recorded during the period for current year acquisitions	116,814	19,721	136,535
Translation adjustments	3,283	-	3,283
Balance as of December 31, 2002	$ 126,936	$ 20,472	$ 147,408

	Development	Discovery	Total
Balance as of January 1, 2003	$ 126,936	$ 20,472	$ 147,408
Goodwill recorded during the period for prior year acquisitions	1,550	143	1,693
Goodwill recorded during the period for current year acquisitions	24,282	-	24,282
Translation adjustments	4,693	-	4,693
Balance as of December 31, 2003	$ 157,461	$ 20,615	$ 178,076

Information regarding the Company's other intangible assets follows:

	As of December 31, 2002			As of December 31, 2003		
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Backlog	$ 2,100	$ 919	$ 1,181	$ 2,100	$ 1,969	$ 131
Patents	280	192	88	280	236	44
License agreements	2,500	145	2,355	2,500	668	1,832
Miscellaneous intangible assets	915	915	-	915	915	-
Total	$ 5,795	$ 2,171	$ 3,624	$ 5,795	$ 3,788	$2,007

All intangible assets are amortized on a straight-line basis, based on estimated useful lives of two years for backlog, five years for patents, ten years for license agreements and two to ten years for miscellaneous intangible assets. The weighted average amortization period for backlog is 2 years, patents is 5 years, license agreements is approximately 3.5 years, miscellaneous intangible assets is 1 year and all intangibles collectively is approximately 2.5 years.

Amortization expense for the twelve months ended December 31, 2001, 2002 and 2003 was $1,064, $1,042 and $1,633, respectively. Amortization expense included goodwill amortization during 2001. Estimated amortization expense for the next five years is as follows:

2004	$ 882
2005	726
2006	244
2007	50
2008	50

6. Notes Receivable:

in thousands, except share and per share data

Note receivable consisted of the following at December 31, 2002:

Note receivable		500
Less current maturities		(500)
	$	-

The note receivable related to the sale of a prior business, bore interest at a rate of 10% and was payable in five equal annual payments beginning on February 27, 1998. The final payment of the note was received March 21, 2003.

7. Investments:

in thousands, except share and per share data

Investments consisted of the following:

	December 31,	
	2002	2003
Investment in Surromed, Inc.	$ 5,000	$ 29,007
Investment in Syrrx, Inc.	-	25,000
Investment in Chemokine Therapeutics Corp.	-	2,700
Investment in BioDelivery Sciences International, Inc.*	1,684	2,284
Investment in Spotlight Health, Inc.	5,000	1,230
Investment in Oriel Therapeutics, Inc.	150	900
Investment in CancerConsultants	250	250
Investment in SLIL Biomedical Corp.	4,700	-
Investment in Signature Bioscience (formerly PrimeCyte)	150	-
	$ 16,934	$ 61,371

* *Publicly traded security*

The Company assesses its investment portfolio on a quarterly basis to determine whether declines in the market value of these securities are other than temporary. This quarterly review includes an evaluation of, among other things, the market condition of the overall industry of the investee, historical and projected financial performance, expected cash needs and recent funding events. As a result of management's quarterly evaluations, during 2003, the Company recorded charges to earnings for other than temporary declines in the fair market value of its securities in BioDelivery Sciences International, of $1.4 million. BioDelivery Sciences is a publicly traded company, so this write-down was based on the closing price of its securities as of December 31, 2003 and September 30, 2003. Although the securities have traded above cost for short periods of time throughout 2003, management believes that due to the uncertainty of BioDelivery Sciences' strategic direction, the decline in value as of each of these periods was other than temporary and thus the Company recorded the charges to earnings. Prior to the third quarter of 2003, market fluctuations were recorded through our equity accounts. As of December 31, 2002, the Company recorded an unrealized loss of $1.9 million related to this investment.

During 2003, the Company recorded charges to earnings for other than temporary declines in the fair market value of its investment in Spotlight Health, Inc. of $3.9 million, SLIL Biomedical Corp. of $4.7 million and Signature Bioscience, Inc. (formerly Primecyte, Inc.) of $0.2 million. The write-down of the Company's investment in Spotlight Health was recorded based primarily on its historical and projected financial performance and the issuance of shares to a new investor at a lower valuation. SLIL and Primecyte were deemed to be impaired primarily as a result of the market condition of their respective industries, historical and projected performance and expected cash needs of the individual companies.

During 2002, the Company recorded a charge to earnings for other than temporary declines in the fair market value of its investments in DNA Sciences of approximately $32.0 million, Gallery Systems of $1.5 million and Intrabiotics Pharmaceuticals of approximately $0.3 million. The investment in DNA Sciences was deemed to be impaired as a result of adverse events experienced by DNA Sciences during the first quarter of 2002. Gallery Systems and Intrabiotics Pharmaceuticals were deemed to be impaired primarily as a result of the market condition of their respective industries, historical and projected performance and expected cash needs of the individual companies.

In November 2003, the Company purchased 4.8 million shares of Syrrx, Inc. Series F convertible preferred stock in exchange for $25.0 million. The Company owned approximately 15.0% of Syrrx's outstanding capital stock as of December 31, 2003. The Company signed an agreement to jointly develop and commercialize Syrrx-designed human dipeptidyl peptidase IV, or DP4, inhibitors as drug products for the treatment of type 2 diabetes and other major human diseases. The Company will provide preclinical and clinical development resources and expertise for the collaboration, and will fund the majority of preclinical and clinical studies through Phase IIb development of selected DP4 inhibitors. In addition, the Company will make milestone payments to Syrrx upon the occurrence of certain clinical and regulatory events. Syrrx is a privately held drug discovery company with a focus on drug targets that have been validated in human clinical trials.

In September 2003, the Company purchased 4.4 million shares of SurroMed, Inc. Series F convertible preferred stock in exchange for $12.0 million in cash and $12.0 million in tangible assets and intellectual property from the Company's Menlo Park, California operation. Including the 1.0 million shares of SurroMed's Series E convertible preferred stock that were purchased in April 2002 for $5.0 million, the Company owned approximately 15.7% of SurroMed's outstanding capital stock as of December 31, 2003. SurroMed is a privately held company that provides biomarker solutions to pharmaceutical and biotechnology companies using proprietary, integrated bioanalysis technologies that detect biological markers and compounds to enable precise diagnosis and personalized treatment of disease.

In April 2003, the Company purchased 2.0 million shares of Chemokine Therapeutics Corp. Series A convertible preferred stock for $2.7 million, which represented approximately a 17.0% interest in the outstanding stock of Chemokine as of December 31, 2003. Chemokine is a privately held company focusing on the development of peptide and small molecule therapeutics that are agonists or antagonists of chemokine activity. Chemokines are small proteins that recruit cells to local sites of infection and might be useful as either blood recovery or anti-metastasis agents.

In December 2002, the Company purchased 150 thousand shares of Oriel Therapeutics, Inc. Series A convertible preferred stock for $0.15 million. The Company also received, as part of the purchase, a warrant to purchase an equal number of shares of stock offered by Oriel Therapeutics in its next round of financing at a discount. In April 2003, the Company exercised these warrants to purchase 150 thousand shares of Oriel Therapeutics Series B convertible preferred stock for $0.2 million. At the same time, the Company also purchased an additional 255 thousand shares of Oriel's Series B convertible preferred stock for $0.5 million. The Company's common stock in Oriel Therapeutics represented an ownership interest of approximately 13.5% in Oriel Therapeutics' outstanding common stock as of December 31, 2003. Oriel Therapeutics Corp. is a privately held company pursuing the development of technology to improve drug delivery in the treatment of respiratory and pulmonary diseases.

In June 2002, the Company purchased approximately 0.7 million units of BioDelivery Sciences International, Inc. for $3.6 million. Each unit consisted of one share of common stock and one warrant for common stock. The Company's common stock in BioDelivery Sciences International represented an ownership interest of approximately 9.9% in BioDelivery Sciences International's outstanding common stock as of December 31, 2003. BioDelivery Sciences International is a publicly traded company that is developing and seeking to commercialize a drug delivery technology designed for a potentially broad base of pharmaceuticals, vaccines and over-the-counter drugs.

In April 2000, the Company purchased 1.0 million shares of Spotlight Health Series C convertible preferred stock for $5.0 million. As of December 31, 2003, the Company owned approximately 7.0% of Spotlight's outstanding capital stock. In January 2001, the Company entered into an agreement with Spotlight Health and Wachovia Bank, N.A., to guarantee a $2.0 million revolving line of credit provided to Spotlight Health by Wachovia. In July 2003, Spotlight

Health replaced this credit facility with a new $2.0 million revolving line of credit from Bank of America, N.A. The Company continues to guarantee Spotlight Health's obligations under the new credit facility. As of December 31, 2003, Spotlight Health had $2.0 million outstanding under this credit facility. In accordance with the requirements of FASB Statement No. 5, "Accounting for Contingencies", and as clarified by FASB Interpretation No. 45, the Company has recorded in 2003 a liability in the amount of $0.2 million for the fair value of the obligation the Company has assumed under this guarantee. The Company reviews the financial statements of Spotlight Health on a quarterly basis to determine if they have sufficient financial resources to continue operations. Future events and circumstances might adversely affect Spotlight Health's financial condition and Spotlight Health might not be in the position to repay the facility, in which case Bank of America might attempt to collect on this guaranty.

8. Other Accrued Expenses:

in thousands, except share and per share data

Other accrued expenses consisted of the following:

	December 31,	
	2002	2003
Accrued salaries, wages, benefits and related costs	$ 47,157	$ 44,603
Other	20,869	19,146
	$ 68,026	$ 63,749

9. Long-Term Debt, Line of Credit and Lease Obligations:

in thousands, except share and per share data

Long-term debt consisted of the following:

	December 31,	
	2002	2003
Leases at interest rates up to 10.4%	$ 2,596	$ 836
Fair value of guarantee	-	200
Note at interest rate of 5.26%	5,810	6,626
	8,406	7,662
Less: current maturities	(1,757)	(1,381)
	$ 6,649	$ 6,281

LONG-TERM DEBT

The Company assumed a note payable in the acquisition of MRL Belgium. This note relates to the laboratory building in Brussels, Belgium that the Company owns as a result of that acquisition. This note matures during April 2017. For the years subsequent to December 31, 2003, annual principal maturities of long-term debt outstanding are:

2004	$ 351
2005	370
2006	390
2007	411
2008	434
2009 and thereafter	4,670
Total	$ 6,626

LINE OF CREDIT

In July 2003, we renewed our revolving credit facility for $50.0 million with Bank of America, N. A. Indebtedness under the facility is unsecured and subject to traditional covenants relating to financial ratios and restrictions on investments without prior approval. Borrowings under this credit facility are available to provide working capital and for general corporate purposes. As of December 31, 2003, there was no amount outstanding under this credit facility. However, the aggregate amount we are able to borrow has been reduced by $0.75 million due to outstanding letters of credit issued under this facility. This credit facility is currently scheduled to expire in June 2004, at which time any outstanding balance would be due. In the past, we maintained a second revolving credit facility for $50.0 million with Wachovia Bank, N.A. on substantially similar terms and conditions. However, based on our cash balance and historical ability to generate cash from operations, we elected not to renew our facility with Wachovia, and it expired on June 30, 2003.

LEASES

The Company is obligated under noncancellable operating leases expiring at various dates through 2016 relating to its operating facilities and certain equipment. Rental expense for all operating leases, net of sublease income of $489; $786 and $1,011, was $18,520, $25,783 and $28,783 for the years ended December 31, 2001, 2002 and 2003, respectively.

The Company completed a sale-leaseback transaction involving real estate in Austin, Texas, in November 1995. Total gross proceeds in the transaction were $12,000, resulting in a pre-tax gain of approximately $2,100. The gain, which has been deferred, is classified as deferred rent and other in the accompanying consolidated balance sheets and is being amortized as a reduction of rent expense on a straight-line basis over the 15-year lease term. The facilities are leased to the Company with all responsibility of operations and maintenance residing with the Company.

Certain facility leases provide for concessions by the landlords, including payments for leasehold improvements and free rent periods. These concessions have been reflected as deferred rent and other in the accompanying consolidated financial statements. The Company is recording rent expense on a straight-line basis for these leases.

Future minimum payments for all lease obligations for years subsequent to December 31, 2003 are as follows:

	Operating leases	Capital leases
2004	$ 29,399	$ 871
2005	25,904	-
2006	23,445	-
2007	20,023	-
2008	19,148	-
2009 and thereafter	75,503	-
	193,422	871
Less: sublease income	(18,012)	
	$ 175,410	
Less: amount representing interest		(35)
Total		$ 836

10. Stock Plans:

in thousands, except share and per share data

RESTRICTED STOCK

In January 2001, the Company awarded 60 thousand shares of restricted stock to members of the senior management team. This restricted stock was subject to three year cliff vesting. Deferred compensation was expensed on a straight-line basis over the three-year vesting period. Total deferred compensation recorded for 2001 was $1,449. During 2002, 15 thousand shares with a value of $349 were forfeited due to terminations. All remaining shares vested in January 2004. Deferred compensation, net of accumulated amortization of $733 and $1,449, was $367 and $0 as of December 31, 2002 and 2003.

EQUITY COMPENSATION PLAN

The Company has an equity compensation plan (the "Plan") under which the Company may grant stock options to its employees and directors. As of December 31, 2003, there were 6.1 million shares of common stock available for grant. The exercise price of each option granted is equal to the market price of the Company's stock on the date of grant and the maximum exercise term of each option granted does not exceed 10 years. Options are granted upon approval of the Compensation Committee of the Board of Directors and vest over various periods, as determined by the Compensation Committee at the date of the grant. The majority of the Company's options vest ratably over a period of three years.

A summary of the status of the Plan at December 31, 2001, 2002 and 2003, and changes during the years, is presented below and includes common stock options of the Company:

	2001		2002		2003	
	(000's) Shares	Weighted Average Exercise Price	(000's) Shares	Weighted Average Exercise Price	(000's) Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,802	$ 11.05	2,253	$ 13.94	2,458	$ 18.26
Granted	501	24.21	710	28.89	651	28.71
Exercised	(985)	11.03	(291)	11.55	(398)	12.08
Forfeited	(65)	12.60	(214)	17.86	(208)	26.47
Outstanding at end of year	2,253	$ 13.94	2,458	$ 18.22	2,503	$ 21.31
Options exercisable at end of year	1,148	$ 11.30	1,403	$ 12.83	1,501	$ 16.51

The following table summarizes information about the Plan's stock options at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	(000's) Number Outstanding at 12/31/03	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	(000's) Number Exercisable at 12/31/03	Weighted Average Exercise Price
$ 1.96 - $ 6.46	88	4.2 years	$ 4.39	88	$ 4.39
$ 6.47 - $ 12.92	483	4.9 years	$ 8.42	483	$ 8.42
$ 12.93 - $ 19.39	418	5.1 years	$ 15.85	415	$ 15.85
$ 19.40 - $ 25.85	306	7.5 years	$ 22.97	192	$ 23.09
$ 25.86 - $ 31.80	1,208	8.8 years	$ 29.16	323	$ 28.87
	2,503	7.1 years	$ 21.31	1,501	$ 16.51

EMPLOYEE STOCK PURCHASE PLAN

The Board of Directors has reserved shares of the Company's common stock for issuance under the Employee Stock Purchase Plan (the "ESPP"). As of December 31, 2003, there were 0.8 million shares of common stock available for issuance. The ESPP has two six-month offering periods (each an "Offering Period") annually, beginning January 1 and July 1, respectively. Eligible employees can elect to make deductions from 1% to 15% of their compensation during each payroll period of an Offering Period. Special limitations apply to eligible employees who own 5% or more of the outstanding common stock of the Company. None of the contributions made by eligible employees to purchase the Company's common stock under the ESPP are tax deductible to the employees. At the end of an Offering Period, the total payroll deductions by an eligible employee for that Offering Period will be used to purchase common stock of the Company at a price equal to 85% of the lesser of (a) the reported closing price of the Company's common stock for the first day of the Offering Period, or (b) the reported closing price of the common stock for the last day of the Offering Period. Only 300 thousand shares are available for purchase during each of the Offering Periods.

Employees eligible to participate in the ESPP include employees of the Company and most of its operating subsidiaries, except those employees who customarily work less than 20 hours per week or five months in a year. Because the eligible employee determines both participation in and contributions to the ESPP, it is not possible to determine the benefits and amounts that would be received by an eligible participant or group of participants in the future.

During 2003, $4,898 was contributed to the ESPP and 218 thousand shares were issued. The compensation costs for the ESPP as determined based on the fair value of the contributions under the ESPP, consistent with the method of SFAS No. 123, was $715, $810 and $814 and is reflected in the pro forma net income and basic and diluted net income per share for 2001, 2002 and 2003, respectively, as disclosed in Note 1.

11. Income Taxes:

in thousands, except share and per share data

The components of income before provision for income taxes were as follows:

	Year Ended December 31,		
	2001	2002	2003
Domestic	$ 70,893	$ 57,183	$ 50,632
Foreign	7,021	21,359	20,613
Income from continuing operations	$ 77,914	$ 78,542	$ 71,245

The components of the provision for income taxes were as follows:

	Year Ended December 31,		
	2001	2002	2003
State income taxes:			
Current	$ 3,398	$ 3,914	$ 7,364
Deferred	(270)	1,776	(4,925)
Federal income taxes:			
Current	29,288	23,579	40,531
Deferred	(5,226)	3,385	(22,808)
Foreign income taxes:			
Current	422	5,539	3,799
Deferred	1,135	452	974
Provision for income taxes	$ 28,747	$ 38,645	$ 24,935

Taxes computed at the statutory U.S. federal income tax rate of 35% are reconciled to the provision for income taxes as follows:

	Year Ended December 31,		
	2001	2002	2003
Effective tax rate	36.9%	49.2%	35.0%
Statutory rate of 35%	$ 27,270	$ 27,490	$ 24,936
State taxes, net of federal benefit	2,106	1,980	1,635
Nontaxable income net of nondeductible expenses	210	(318)	(1,010)
Change in valuation allowance	(2,533)	11,063	1,166
Impact of international operations	1,452	(901)	(1,004)
Other	242	(669)	(788)
Provision for income taxes	$ 28,747	$ 38,645	$ 24,935

Components of the net current deferred tax asset were as follows:

	December 31,	
	2002	2003
Future benefit of net operating losses	$ 730	$ 1,003
Reserve for doubtful accounts	2,093	1,316
Accrued expenses	7,396	4,161
Unearned income	4,277	6,400
Valuation allowance	(638)	(514)
Net current deferred tax asset	$ 13,858	$ 12,366

Components of the net long-term deferred tax liability in 2002 and asset in 2003 were as follows:

	2002	2003
Other depreciation and amortization	$ (9,145)	$ (12,801)
Patent depreciation	-	25,641
Deferred rent	808	1,811
Deferred compensation	619	747
Investment basis differences	14,007	17,348
Valuation allowance	(11,911)	(12,430)
Other	(329)	1,241
Future benefit of net operating losses	-	1,526
Net long-term deferred tax (liability) asset	$ (5,951)	$ 23,083

The Company recorded a deferred tax asset for federal and state net operating losses from subsidiaries acquired in 2003 of $2,015. Although these losses are subject to annual limitations under IRC Section 382, management expects all losses to be utilized during the twenty-year carryforward period that is available.

The valuation allowance related to the Company's foreign tax losses was reduced by $78 and $124 during 2002 and 2003, respectively, due to the utilization of losses in various jurisdictions. The valuation allowance related to uncertainty of recognizing future tax benefits from certain realized and unrealized capital losses was increased by $519. This resulted from increasing the valuation allowance overall by $1,289 while eliminating the $770 valuation allowance for the unrealized losses in accumulated other comprehensive income.

The Company records current and deferred income tax expense related to its foreign operations to the extent those earnings are taxable. No provision has been made for the additional taxes that would result from the distribution of earnings of foreign subsidiaries because those earnings are expected to be invested permanently. The cumulative amount of undistributed retained earnings of foreign subsidiaries for which no provision has been made was $14,702 and $29,681 as of December 31, 2002 and 2003, respectively. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable.

12. Employee Savings and Pension Plans:

in thousands, except share and per share data

SAVINGS PLAN

The Company provides a 401(k) Retirement Savings Plan to its U.S. employees. The Company matches 50% of an employee's savings up to 6% of pay, and these contributions vest ratably over a four-year period. Company matching contributions for all employees for each of the three years ended December 31, 2001, 2002 and 2003 were $3,467, $4,176 and $4,962, respectively.

PENSION PLANS

Pension costs are determined under the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", and related disclosures are determined under the provisions of Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits".

The Company has a separate contributory defined benefit plan (the "U.K. Plan") for its qualifying United Kingdom employees employed by the Company's U.K. subsidiaries. This pension plan was closed to new participants as of December 31, 2002. The benefits for the U.K. Plan are based primarily on years of service and average pay at retirement. Plan assets consist principally of investments managed in a mixed fund.

Following closure of the above plan to new participants, the Company has set up a new defined contribution plan for its qualifying United Kingdom employees employed by the Company's UK subsidiaries. The employees can contribute between 3% and 6% of their annual compensation and the Company matches those contributions with 5% to 8% of the employees' annual compensation. Company contributions for December 31, 2003 were $105.

Pension costs for the U.K. Plan included the following components:

	Year Ended December 31,		
	2001	2002	2003
Service cost benefits earned during the year	$ 846	$ 1,085	$ 943
Interest cost on projected benefit obligation	843	1,045	1,354
Expected return on plan assets	(935)	(848)	(1,132)
Net amortization and deferral	9	53	457
Net periodic pension cost	$ 763	$ 1,335	$ 1,622

Assumptions used to determine benefit obligation at end of year were as follows:

	2001	2002	2003
Discount rate	5.5%	6.2%	6.1%
Rate of compensation increase	3.0%	4.0%	4.4%

Assumptions used to determine net periodic pension cost for years ending December 31 were as follows:

	2001	2002	2003
Discount rate	5.5%	6.5%	6.2%
Rate of compensation increase	3.0%	4.0%	4.0%
Long-term rate of return on plan assets	6.0%	5.5%	7.2%

The change in benefit obligation, change in plan assets, funded status and amounts recognized of the defined benefit plan were as follows:

	Year Ended December 31,		
	2001	2002	2003
Change in benefit obligations:			
Benefit of obligation at beginning of year	$ 15,776	$ 14,768	$ 19,793
Service cost	619	732	943
Interest cost	843	1,045	1,354
Participant contributions	227	353	770
Net actuarial loss (gain)	(2,114)	3,066	3,899
Benefits paid	(189)	(1,730)	(570)
Foreign currency translation adjustment	(394)	1,559	2,162
Benefit obligation at end of year	$ 14,768	$ 19,793	$ 28,351
Change in plan assets:			
Fair value of plan assets at beginning of year	$ 15,638	$ 14,212	$ 13,286
Actual asset return	(1,714)	(2,036)	1,806
Employer contributions	639	988	2,243
Plan participants' contributions	227	353	770
Benefits and expenses paid	(189)	(1,730)	(570)
Foreign currency translation adjustment	(389)	1,499	1,456
Fair value of plan assets at end of year	$ 14,212	$ 13,286	$ 18,991
Funded status:			
Funded status	$ (556)	$ (6,365)	$ (9,196)
Unrecognized transition asset	(39)	(31)	(20)
Unrecognized net actuarial loss	2,366	8,361	12,031
Prepaid pension costs	$ 1,771	$ 1,965	$ 2,815
Amounts recognized:			
Prepaid pension costs	$ 1,771	$ 1,965	$ 2,815
Accrued pension liability	-	(7,905)	(9,859)
Accumulated other comprehensive income	-	7,905	9,859
Net amount recognized	$ 1,771	$ 1,965	$ 2,815

13. Commitments and Contingencies:

in thousands, except share and per share data

The Company currently maintains liability insurance on a "claims made" basis for professional acts, errors and omissions. The policy has a deductible per claim of $500. As of December 31, 2002 and 2003, there were no open claims related to this coverage above the deductible.

As of January 1, 2003, the Company was self-insured for group health for employees located within the United States. The Company maintains insurance on a "claims made" basis, up to a maximum of $200 per member per year. As of December 31, 2002 and 2003, the Company maintained a reserve of approximately $4,819 and $3,681, respectively, included in other accrued expenses on the consolidated balance sheets, to cover open claims and estimated claims incurred but not reported. The Company switched plans and administrators at the beginning of 2003. The 2002 plan included a maximum claims provision to limit the Company's liability, which was finalized in 2003. The Company has no further liability related to the 2002 plan.

In the normal course of business, the Company is a party to various claims and legal proceedings. The Company records a reserve for these matters when an adverse outcome is probable and the amount of the potential liability is reasonably estimable. Although the ultimate outcome of these matters is currently not determinable, management of the Company, after consultation with legal counsel, does not believe that the resolution of these matters will have a material effect upon the Company's financial condition, results of operations or cash flows for an interim or annual period.

In September 2003, the Company entered into agreements with SurroMed, Inc. to purchase biomarker discovery services from SurroMed for $2.0 million, $2.0 million, $1.0 million and $1.0 million during the years ended December 31, 2004, 2005, 2006 and 2007, respectively.

The Company signed an agreement to jointly develop and commercialize Syrrx-designed human dipeptidyl peptidase IV, or DP4, inhibitors as drug products for the treatment of type 2 diabetes and other major human diseases. The Company will provide preclinical and clinical development resources and expertise for the collaboration, and will fund the majority of preclinical and clinical studies through Phase IIb development of selected DP4 inhibitors. The Company and Syrrx have agreed to share equally the costs of Phase III development. In addition, the Company will make milestone payments to Syrrx upon the occurrence of certain clinical and regulatory events. In the event of approval to market a drug product, the Company and Syrrx will share equally the profits from drug sales.

In April 2003, the Company made an equity investment in Chemokine Therapeutics to continue development of a proprietary peptide that might be useful as a blood recovery therapeutic agent. The Company anticipates this peptide will enter clinical trials in 2004. In connection with this investment, Chemokine granted PPD an exclusive option to license the peptide for a one-time license fee of $1.5 million. If the Company chooses to exercise this option, it will be obligated to pay the costs for future development work. Chemokine also granted PPD the right to first negotiate a license to other Chemokine peptides.

Under most of the agreements for Development Group services, we agree to indemnify and defend the sponsor against third-party claims based on our negligence or willful misconduct. Any successful claims could have a material adverse effect on our financial condition, results of operations and future prospects.

In November 2003, the Company became a limited partner in A. M. Pappas Life Science Ventures III, LP, a venture capital fund. The Pappas Fund was established for the purpose of making investments in equity securities of privately-held companies in the life sciences, healthcare or technology industries. Under the terms of the limited partnership agreement, the Company committed to invest up to an aggregate of $4.75 million in the Pappas Fund. Each capital call cannot exceed 10% of our aggregate capital commitment and no more than one-third of our commitment can be called prior to May 2004 and no more than two-thirds prior to May 2005. As such, the Company anticipates that its aggregate investment will be made through a series of future capital calls over the next several years. No capital calls have been made to date and the Company's capital commitment will expire in May 2009.

In the fourth quarter of 2003, the Company acquired from Eli Lilly & Company the patents for the compound dapoxetine for development in the field of genitourinary disorders. This compound is currently licensed to ALZA Corporation and is in Phase III development for premature ejaculation. Under the terms of the agreement with Lilly, the Company paid Lilly $65.0 million in cash and agreed to pay Lilly a royalty of 5% on annual net sales of dapoxetine in excess of $800 million.

14. Related Party Transactions:

The Company leases its Highland Heights, Kentucky building under an operating lease with a shareholder of the Company. Rent paid to this shareholder for the year ended December 31, 2002 and 2003 totaled $596 and $651, respectively.

15. Fair Value of Financial Instruments:

in thousands, except share and per share data

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The carrying amount approximates fair value because of the short maturity of these items.

NOTES RECEIVABLE AND LONG-TERM DEBT

The Company believes the carrying value approximates the fair value on December 31, 2002 and 2003.

INVESTMENTS

The Company's investments in SurroMed, Syrrx, Chemokine, Spotlight Health, Oriel Therapeutics, and CancerConsultants are recorded at $29,007, $25,000, $2,700, $1,230, $900, and $250, respectively, at December 31, 2003. These investments, for which no public market exists, are accounted for using the cost method of accounting as the Company does not exert significant influence on the operations of these companies. The Company monitors these investments for other than temporary declines in value. The Company believes the carrying value approximates fair value as of December 31, 2002 and 2003. Of these investments, the Company recorded impairment only for its investment in Spotlight Health as of December 31, 2003, which was discussed in Note 7.

The Company's investment in BioDelivery Sciences International, Inc. was recorded at $2,284 at December 31, 2003. BioDelivery Sciences International is a publicly traded company. The Company records a gain or loss related to this investment at the end of each quarter based on the closing price of this investment at the end of each period. As of December 31, 2003, the Company had recorded a realized loss of $1,339 related to this investment. For further information on investments see Note 7.

LETTERS OF CREDIT

From time to time, the Company uses letters of credit to back certain guarantees and insurance policies. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace. During 2003, the Company utilized 3 letters of credit which totaled $750 related to its insurance policies.

16. Business Segment Data:

in thousands, except share and per share data

Revenues by principal business segment are separately stated in the consolidated financial statements. The Company has changed its measurement of segment profitability from net income to income (loss) from operations in 2002 in order to more accurately reflect the information used by the Company's chief operating decision-maker. Net income for the Development segment was $45,620 for the year ended December 31, 2001. Net income for the Discovery segment was $3,639 for the year ended December 31, 2001. Equity in net loss of investee of $92 in 2001 was not allocated to the Company's business segments. The equity in net loss of investee is related to the investment in Apothogen, Inc., which operated in the discovery field. Income (loss) from operations, depreciation and amortization, identifiable assets and capital expenditures by principal business segment were as follows:

	Year Ended December 31,		
	2001	2002	2003
Income (loss) from operations:			
Development	$ 66,830	$ 117,405	$ 150,444
Discovery sciences	5,762	(8,960)	(71,603)
Total	$ 72,592	$ 108,445	$ 78,841
Depreciation and amortization:			
Development	$ 18,366	$ 21,546	$ 25,647
Discovery sciences	1,898	2,685	2,954
Total	$ 20,264	$ 24,231	$ 28,601
Identifiable assets: [(a)]			
Development	$ 408,774	$ 637,660	$ 683,866
Discovery sciences	56,626	54,460	90,577
Total	$ 465,400	$ 692,120	$ 774,443
Capital expenditures:			
Development	$ 37,570	$ 30,602	$ 30,584
Discovery sciences	4,319	5,894	1,109
Total	$ 41,889	$ 36,496	$ 31,693

(a) The note receivable from the sale of the environmental sciences segment is included in the Development segment in 2001 and 2002.

17. Operations by Geographic Area:

in thousands, except share and per share data

Geographic information for net revenue and operating income by country is determined by the location where the services are provided for the client. Geographic information for identifiable assets by country is determined by the physical location of the assets.

The following table presents information about the Company's operations by geographic area:

	Year Ended December 31,		
	2001	2002	2003
Net revenue:			
United States	$ 391,316	$ 484,955	$ 563,013
U.K.	34,369	57,612	76,721
Other [(a)]	34,948	66,090	87,249
Total	$ 460,633	$ 608,657	$ 726,983
Operating income:			
United States	$ 65,651	$ 85,130	$ 53,846
U.K.	5,630	15,605	19,477
Other [(a)]	1,311	7,720	5,518
Total	$ 72,592	$ 108,455	$ 78,841
Identifiable assets:			
United States	$ 412,700	$ 578,146	$ 627,398
U.K.	37,454	56,652	73,164
Other [(a)]	15,246	57,322	73,881
Total	$ 465,400	$ 692,120	$ 774,443

(a) Principally consists of operations in 21 countries, ten of which are located in Europe, none of which individually comprise more than 6% of net revenue, operating income or identifiable assets.

18. Quarterly Financial Data (Unaudited):

in thousands, except share and per share data

2002	First	Second	Third	Fourth	Total
Net revenue	$ 130,583	$ 151,566	$ 157,284	$ 169,224	$ 608,657
Operating income	21,467	26,181	27,748	33,049	108,445
Net income (loss)	(15,567)	17,210	18,282	19,972	39,897
Net income (loss) per common share:					
Basic	$ (0.29)	$ 0.31	$ 0.33	$ 0.36	$ 0.73
Diluted	$ (0.29)	$ 0.31	$ 0.33	$ 0.36	$ 0.72

2003					
Net revenue	$ 169,877	$ 184,970	$ 179,515	$ 192,621	$ 726,983
Operating income (loss)	32,410	34,180	38,599	(26,348)	78,841
Net income (loss)	21,167	16,840	24,825	(16,522)	46,310
Net income (loss) per common share:					
Basic	$ 0.38	$ 0.30	$ 0.44	$ (0.30)	$ 0.83
Diluted	$ 0.38	$ 0.30	$ 0.44	$ (0.30)	$ 0.82

19. Subsequent Event:

In January 2004, the Company purchased 5.0 million shares of Accentia, Inc. Series E convertible preferred stock for $5.0 million. As a result of this investment, the Company owned approximately 5.0% of the outstanding capital stock of Accentia. Accentia's Series E preferred stock will pay a dividend based on a percentage of net sales of certain Accentia products. The Company also received warrants to purchase up to an additional 10.0 million shares of Series E stock over the 24-month period following closing at $1.00 per share. Accentia is a privately-held, specialty biopharmaceutical company that focuses on commercializing targeted therapeutics in the respiratory, oncology and critical care areas.

Board of Directors

Stuart Bondurant, M.D.
Professor of Medicine and Dean Emeritus
School of Medicine
University of North Carolina at Chapel Hill

Fred N. Eshelman, Pharm.D.
Chief Executive Officer and Vice Chairman of the Board
PPD, Inc.

Marye Anne Fox, Ph.D.
Chancellor and Distinguished University Professor of Chemistry
North Carolina State University

Frederick Frank
Vice Chairman
Lehman Brothers

Brigadier General David L. Grange (retired)
Executive Vice President and COO
Robert R. McCormick Tribune Foundation

Catherine M. Klema
President
Nettleton Advisors, LLC
Formerly Managing Director, Healthcare Investment Banking
SG Cowen Securities

Terry Magnuson, Ph.D.
Professor and Chair
Department of Genetics
School of Medicine
University of North Carolina at Chapel Hill
Director, Carolina Center for Genome Sciences
Program Director, Cancer Genetics, Lineberger Comprehensive Cancer Center

Ernest Mario, Ph.D.
Chairman of the Board of PPD, Inc.
Chairman and CEO, Reliant Pharmaceuticals, LLC

John A. McNeill, Jr.
Chief Executive Officer
Liberty Healthcare Services, LLC

Executive Officers & Senior Management

Linda Baddour
Chief Financial Officer

Paul Covington, M.D.
Executive Vice President, Development

Fred B. Davenport, Jr.
President

Fred N. Eshelman, Pharm.D.
Chief Executive Officer and Vice Chairman

Judd Hartman
General Counsel

Colin Shannon
Chief Operating Officer, Europe, PPD Development

Richard Staub
Senior Vice President, Global Business Development

David Williams
Senior Vice President, Human Resources

Shareholder Information

Annual Meeting

The 2004 annual meeting of shareholders will be held at 10 a.m. ET on Wednesday, May 19, 2004, at the Louise Wells Cameron Art Museum located at 3201 South Seventeenth Street, Wilmington, North Carolina.

Nasdaq National Market Symbol

PPDI

Financial Reports

The PPD annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available free of charge as soon as reasonably practicable after being electronically filed with or furnished to the Securities and Exchange Commission, as are other investor materials, through the PPD Web site at www.ppdi.com or upon request from:

Stephen Smith
Director, Corporate Finance and Investor Relations
PPD
3151 South Seventeenth Street
Wilmington, NC 28412
Telephone: +910 251 0081
Fax: +910 772 7056
E-mail: info@wilm.ppdi.com

Transfer Agent and Registrar

Wachovia Bank, N.A.
1525 West W.T. Harris Boulevard, 3C3, NC1153
Charlotte, NC 28262-1153
Telephone: +800 829 8432

Independent Auditors

Deloitte & Touche LLP
Raleigh, NC

Common Stock Information

Our common stock is traded under the symbol "PPDI" in the over-the-counter market and is quoted on the Nasdaq National Market System. The following table sets forth the high and low prices for shares of our common stock, as reported by the National Association of Securities Dealers, Inc. These prices are based on quotations among dealers, which do not reflect retail markup, markdown or commissions.

	2003		2002	
	High	**Low**	High	Low
First Quarter	**$32.24**	**$21.76**	$35.31	$26.86
Second Quarter	**$30.55**	**$23.96**	$34.90	$22.10
Third Quarter	**$29.40**	**$22.30**	$26.34	$16.06
Fourth Quarter	**$31.41**	**$23.76**	$31.70	$19.25

As of February 2, 2004, there were approximately 14,600 holders of our common stock.

We have never declared or paid cash dividends on our common stock as a public company. We have no present plans to pay cash dividends to our shareholders and, for the foreseeable future, intend to retain all of our earnings for use in continuing to develop our business.

Corporate Headquarters
3151 South Seventeenth Street
Wilmington, NC 28412

+910 251 0081 Phone
+910 762 5820 Fax
www.ppdi.com Web